SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 3, 2007

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K the Depositary’s Notice of Shareholder’s Meeting of Groupe Danone for general meeting of shareholders to be held on April 26, 2007.

Time Sensitive Materials

Depositary’s Notice of

Shareholders’ Meetings of

Groupe Danone

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts (“ADSs”).
ADS CUSIP No.:	399449107.
ADS Record Date:	March 21, 2007.
French Record Date:	April 23, 2007. Date on which ADS Holders are required to hold shares of the Company in order to vote at the Meeting.
Meetings Specifics:	Ordinary General Meeting and Extraordinary General Meeting of Shareholders - April 26, 2007 at 3:00 P.M. (local time) at the Carrousel du Louvre, 99 rue de Rivoli, 75001 Paris, France.
Meetings Agendas:	Please see the Company’s Notice of Meeting
ADS Voting Deadline:	On or before 10:00 A.M. (New York City time) on April 18, 2007.
Deposited Securities:	Ordinary shares, in bearer form, nominal value €.50 per share, of Groupe Danone, a company organized and existing under the laws of the Republic of France (the “Company”).
ADS Ratio:	1 ADS to 1/5 of 1 ordinary share.
Depositary:	Citibank, N.A.
Custodian of Deposited Securities:	Crédit Agricole.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated November 19, 1997, among the Company, the Depositary, and all Holders and Beneficial Owners of ADSs, evidencing ADSs, issued thereunder.

To be counted, your Voting Instructions and Blocking

Instructions need to be received by the Depositary prior to

10:00 A.M. (New York City time) on

April 18, 2007.

The Company has announced that an Ordinary General Meeting and an Extraordinary General Meeting of Shareholders (together, the “Meetings”) will be held at the date, time and location identified above. A copy of the Notice of Meeting from the Company which includes the agenda for such Meetings is enclosed.*

The enclosed materials are provided to allow you to vote at the Meetings. The Company has requested the Depositary to provide you with instructions on the voting process.

DTC Holders

In accordance with and subject to the terms of Section 4.08 of the Deposit Agreement, in order for Holders to vote their ADS shares, Holders holding their ADSs through The Depository Trust Company (“DTC”) (“DTC Holders”) must arrange for the transfer to a segregated account, established for such purposes by DTC at the request of the Depositary, of the relevant number of ADSs for the period to commence April 18, 2007 through April 23, 2007 (“Blocking Period”).

Registered Holders

In accordance with and subject to the terms of Section 4.08 of the Deposit Agreement, in order to exercise their voting instructions, Holders of ADSs registered in name on the books of the Depositary (“Registered Holders”) will be required to irrevocably instruct the Depositary not to transfer the ADSs (and not to cancel such ADSs upon receipt of cancellation and withdrawal instructions) in respect of which Voting Instructions have been given, until the end of the Blocking Period on April 23, 2007.

France adopts a “Record Date” system

The Depositary has been informed that there have been amendments to the voting provisions in France’s 1967 corporation decree dated December 11, 2006, which became effective January 1, 2007. The Depositary is informed that this law revised the voting procedures for shareholders voting at shareholder meetings to replace the previous French Blocking Period that restricted the ability of shareholders to sell or transfer ownership of their shares in the period prior to a shareholders’ meeting, with a requirement that shareholders be holders at midnight on the “Record Date” (the third business day prior to the shareholders’ meeting).

Please note that, pursuant to Section 4.08 of the Deposit Agreement, as each ADS represents one-fifth of one Deposited Security, voting rights may be exercised only in respect of five ADSs or multiples thereof.

Please also note that Section 4.08 states that, in accordance with French law and the Company’s Statutes, only holders of Deposited Securities who hold their Deposited Securities in registered form for at least two years will be entitled to double voting rights. Holders of ADSs (which represent Deposited Securities in bearer form) will not be entitled to double voting rights.

The attached document entitled Questions and Answers (“Q&A”) should answer most of your questions on the voting process and instruct you on the proper use of the Voting Instructions Form.

*         As set forth in Section 4.08 of the Deposit Agreement, Holders of record of ADSs as of the close of business on the ADS Record Date will be entitled, subject to any applicable provisions of French law and the Statutes of the Company and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

The information enclosed herewith with respect to the Meetings has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meetings. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions concerning the enclosed material or if you need further explanation of the questions covered therein, please call Citibank, N.A. - ADR Shareholder Services toll-free at 877-CITI-ADR (877-248-4237).

Citibank, N.A., as Depositary

Questions and Answers on Voting Procedures for the

Ordinary General Meeting and the Extraordinary General Meeting of Shareholders (2007)

Groupe Danone

What does a Groupe Danone ADR represent?

Each ADR represents a certain number of American Depositary Shares (“ADSs”). Each ADS represents one-fifth of one ordinary share in bearer form (the “Ordinary Shares”), nominal value €.50 per share, of Groupe Danone (the “Company”).

When and where are the Ordinary General Meeting and Extraordinary General Meeting of Shareholders (together, the “Meetings”)?

The Meetings will take place on April 26, 2007 at 3:00 P.M. (local time) at the Carrousel du Louvre, 99 rue de Rivoli, 75001 Paris, France.

Who may vote at the Meetings?

If you are a holder of record of the Company’s ADSs on March 21, 2007, you may vote on the issues set forth in the enclosed Notice of Meeting from the Company. Please note that in order to vote you will need to deliver a completed and signed Voting Instructions Form, authorizing the blocking of your ADSs, to Citibank, N.A. at the address below. See next Q & A for more detailed information on the voting process.

How does a Holder of ADSs vote?

A Holder of ADSs votes by either completing a Voting Instructions Form or by attending the Meetings in person.

If you wish to vote your ADSs by proxy

As an ADS Holder you can vote by completing the enclosed Voting Instructions Form, signing it and returning it in the envelope provided herewith by the ADS Voting and Blocking Deadline of April 18, 2007. If you hold your ADSs through a custodian, broker or other agent, you may have additional instructions from such agent.

(Please note that voting by proxy is subject to the blocking requirements outlined below).

If you wish to attend the Meetings in person

If you wish to attend the Meetings in person, you must cancel your ADSs and become a direct and registered shareholder on the Company’s Register of Shareholders. You must also contact the Company to give notice of attendance. You can contact Citibank, N.A. - ADR Shareholder Services at 1-877-248-4237 to cancel the ADSs.

What is “Blocking” of ADSs and how is it done?

DTC Holders are required to block their ADSs as a precondition for exercising any voting rights. Your ADSs will be blocked from April 18, 2007 through April 23, 2007 (“Blocking Period”). To provide Citibank with assurance that ADSs on which it has received voting instructions from a DTC Participant will still be held in that DTC Participant’s account on the French Record Date, DTC will segregate positions on which voting instructions have been filed under a separate CUSIP number. While your ADSs are blocked you cannot give any instructions for the transfer or sale of your ADSs, until April 23, 2007. The blocking restrictions on the ADSs will then be lifted and the ADSs will become transferable again.

Registered Holders:

If you are not holding ADSs through a broker or other agent, by completing, signing and returning your Voting Instructions Form, you are instructing the Depositary to place a stop transfer on your ADS account (in order to block your ADSs). This means that during the Blocking Period, the Depositary will not transfer and/or cancel the blocked ADSs (i.e., those ADSs for which the Depositary has received a completed and signed Voting Instructions Form). Although you maintain physical possession of your ADSs, any presentation of the certificate for transfer or sale will not be honored between April 18, 2007 through April 23, 2007 (“Blocking Period”).

DTC Holders:

If you are holding ADSs through a broker or other agent, by completing, signing and returning your Voting Instructions Form, you are instructing the agent through which you hold your ADSs to transfer your ADSs to a DTC account established at the request of Citibank N.A., where the ADSs will be held from April 18, 2007 through April 23, 2007 (“Blocking Period”).

May your ADSs be withdrawn once submitted for blocking?

Yes, blocking of the ADSs may be withdrawn (and your votes cancelled) at any time prior to the ADS Voting Deadline of 10:00 A.M. (New York City time) on April 18, 2007.

To do so, and if such ADSs are held by you in physical certificated form, you must send a written request to Citigroup Shareholder Services, P.O. Box 43099, Providence, RI 02940-5000 requesting such withdrawal. If your ADSs have been transferred to a DTC account, you should instruct the person or entity in whose name the ADSs are registered to submit this withdrawal request. Your request must reach Citibank, N.A. no later than 10:00 A.M. (New York City time) on April 18, 2007. The notice of withdrawal must specify the name of the Holder of ADSs to be withdrawn.

May voting instructions be withdrawn?

Yes, voting instructions may be withdrawn at any time prior to 10:00 A.M. (New York City time) on April 18, 2007. In order to be effective, a notice of withdrawal Voting Instructions must be timely received by Citibank, N.A. at the above noted address, by 10:00 A.M. (New York City time) on April 18, 2007.

ALL ISSUES RELATED TO THE FORM AND VALIDITY OF ANY NOTICES, DIRECTIONS OR INSTRUCTIONS WILL BE DETERMINED BY CITIBANK, N.A., AS DEPOSITARY, IN ITS SOLE

DISCRETION, WHOSE DETERMINATION SHALL BE FINAL AND BINDING.

Ordinary General Meeting and Extraordinary General Meeting

The Voting Instructions must be signed, completed and received at the indicated address prior to

10:00 A.M. (New York City time) on April 18, 2007 for action to be taken.

2007 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Groupe Danone (the “Company”)

CUSIP No.:	399449107.
ADS Record Date:	April 18, 2007.
French Record Date:	April 23, 2007 (Date on which ADS Holders are required to be recorded on the Register of Shareholders of the Company in order to vote at the Meetings).
Meetings Specifics:	Ordinary General Meeting and Extraordinary General Meeting of Shareholders - April 26, 2007 at 3:00 P.M. (local time) at the Carrousel du Louvre, 99 rue de Rivoli, 75001 Paris, France.
Meeting Agenda:	Please refer to the Company’s Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated November 19, 1997.
Deposited Securities:	Ordinary shares, in bearer form, nominal value €.50 per Share, of the Company.
Custodian:	Crédit Agricole.

You as the undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares (“ADSs”) identified on the reverse side hereof, acknowledge receipt of a copy of the Depositary’s Notice of Shareholders’ Meetings and hereby irrevocably authorize and direct the Depositary to:

(1)	cause to be voted at the Meeting (and any adjournment or postponement thereof) your Deposited Securities represented by your ADSs in the manner indicated on the reverse side hereof, and

(2)	cause your ADSs to be blocked from April 18, 2007 to April 23, 2007 (Blocking Period).

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

Ordinary General Meeting Resolutions

1.	Approval of the statutory financial statements for the fiscal year ended December 31, 2006, as set forth in the First Resolution of the Company’s Notice of Meeting enclosed herewith.
2.	Approval of the consolidated financial statements for the fiscal year ended December 31, 2006, as set forth in the Second Resolution of the Company’s Notice of Meeting enclosed herewith.
3.

Approval of the allocation of the earnings for the fiscal year ended December 31, 2006, as stated in the ststutory financial accounts, and setting of dividend at €2.00 per share, as set forth in the Third Resolution of the Company’s Notice of Meeting enclosed herewith.

4.	Approval of the agreements referred to in the special report of the statutory auditors, as set forth in the Fourth Resolution of the Company’s Notice of Meeting enclosed herewith.
5.	Renewal of the appointment of Mr. Franck RIBOUD as director, as set forth in the Fifth Resolution of the Company’s Notice of Meeting enclosed herewith.
6.	Renewal of the appointment of Mr. Emmanuel FABER as director, as set forth in the Sixth Resolution of the Company’s Notice of Meeting enclosed herewith.
7.	Ratification of the cooptation of Mr. Naomasa TSURITANI as director, as set forth in the Seventh Resolution of the Company’s Notice of Meeting enclosed herewith.
8.	Authorization granted to the Board of Directors to purchase, retain or transfer the Company’s shares, as set forth in the Eighth Resolution of the Company’s Notice of Meeting enclosed herewith.
9.	Approval of Project danone.communities, as set forth in the Ninth Resolution of the Company’s Notice of Meeting enclosed herewith.

Extraordinary General Meeting Resolutions

10.

Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, with preferential subscription right of the shareholders, as set forth in the Tenth Resolution of the Company’s Notice of Meeting enclosed herewith.

11.

Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, without preferential subscription right of the shareholders, but with the right to a priority period, as set forth in the Eleventh Resolution of the Company’s Notice of Meeting enclosed herewith.

12.

Authorization granted to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription right of the shareholders, as set forth in the Twelfth Resolution of the Company’s Notice of Meeting enclosed herewith.

13.

Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the Company’s share capital in the event of a public exchange offer initiated by the Company, as set forth in the Thirteenth Resolution of the Company’s Notice of Meeting enclosed herewith.

14.

Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital in consideration for the contributions-in-kind granted to the Company and comprised of equity securities or securities giving access to share capital, as set forth in the Fourteenth Resolution of the Company’s Notice of Meeting enclosed herewith.

15.

Delegation of authority to the Board of Directors to increase the Company’s share capital through incorporation of reserves, profits, premiums or any other amounts that may be capitalized, as set forth in the Fifteenth Resolution of the Company’s Notice of Meeting enclosed herewith.

16.

Delegation of competence to the Board of Directors to increase the share capital in favor of the members of a Company savings plan, as set forth in the Sixteenth Resolution of the Company’s Notice of Meeting enclosed herewith.

17.	Authorization granted to the Board of Directors to grant options giving right to purchase shares, as set forth in the Seventeenth Resolution of the Company’s Notice of Meeting enclosed herewith.
18.

Authorization granted to the Board of Directors to allocate ordinary shares of the Company free of charge, as set forth in the Eighteenth Resolution of the Company’s Notice of Meeting enclosed herewith.

19.	Authorization granted to the Board of Directors to reduce the share capital by canceling shares, as set forth in the Nineteenth Resolution of the Company’s Notice of Meeting enclosed herewith.
20.	Division of nominal value of shares of Groupe Danone by two, as set forth in the Twentieth Resolution of the Company’s Notice of Meeting enclosed herewith.
21.	Approval of powers to effect formalities, as set forth in the Twenty-first Resolution of the Company’s Notice of Meeting enclosed herewith.
22.

Approval to modify the bylaws to delete the provision limiting shareholders’ voting rights (resolution by shareholders and not approved by the Board of Directors), as set forth in the Twenty-second Resolution of the Company’s Notice of Meeting enclosed herewith.

	For	Against	Abstain		For	Against	Abstain		For	Against	Abstain

Resolution 1	☐	☐	☐	Resolution 12	☐	☐	☐	Resolution 22	☐	☐	☐

Resolution 2	☐	☐	☐	Resolution 13	☐	☐	☐

Resolution 3	☐	☐	☐	Resolution 14	☐	☐	☐

Resolution 4	☐	☐	☐	Resolution 15	☐	☐	☐

Resolution 5	☐	☐	☐	Resolution 16	☐	☐	☐

Resolution 6	☐	☐	☐	Resolution 17	☐	☐	☐

Resolution 7	☐	☐	☐	Resolution 18	☐	☐	☐

Resolution 8	☐	☐	☐	Resolution 19	☐	☐	☐

Resolution 9	☐	☐	☐	Resolution 20	☐	☐	☐

Resolution 10	☐	☐	☐	Resolution 21	☐	☐	☐

Resolution 11	☐	☐	☐

Authorized Signatures - Sign Here - This section must be completed for your instructions to be executed.

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked above as to an issue, the Depositary will not vote on the issue.

Please be sure to sign and date this Voting Instruction Card.

Please sign your name to the Voting Instructions exactly as printed. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting Instructions executed by a corporation should be in full name by a duly authorized officer with full title as such.

Signature 1 - Please keep signature within the box	Signature 2 - Please keep signature within the box	Date (mm/dd/yyyy)	/ /

NOTICE OF MEETING

COMBINED GENERAL MEETING

THURSDAY APRIL 26, 2007 at 3 PM

Carrousel du Louvre

99, rue de Rivoli

75001 Paris

Agenda	page 2

How to take part	page 3

Presentation of the resolutions	page 8

Draft resolutions	page 15

Summary of financial results	page 25

Request for additional information	page 31

AGENDA

The agenda for the General Meeting of Shareholders is as follows:

I- RESOLUTIONS WITHIN THE COMPETENCE OF THE ORDINARY MEETING

•	Approval of the statutory financial statements for the fiscal year ended December 31, 2006.

•	Reports of the Statutory Approval of the consolidated financial statements for the fiscal year ended December 31, 2006.

•	Allocation of the earnings for the fiscal year ended December 31, 2006, as stated in the statutory financial accounts, and setting of dividend at €2 per share.

•	Approval of the agreements referred to in the special report of the Statutory Auditors.

•	Renewal of the appointment of Mr. Franck Riboud as director.

•	Renewal of the appointment of Mr. Emmanuel Faber as director.

•	Ratification of the cooptation of Mr. Naomasa Tsuritani as director.

•	Authorization granted to the Board of Directors to purchase, retain or transfer Groupe Danone shares.

•	Danone.communities project

II - RESOLUTIONS WITHIN THE COMPETENCE OF THE EXTRAORDINARY GENERAL MEETING

• Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, with preferential subscription right of the shareholders.

• Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, without preferential subscription right of the shareholders, but with the right to a priority period.

• Authorization granted to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription right of the shareholders.

• Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the Company’s share capital in the event of a public exchange offer initiated by the Company.

• Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to the Company’s share capital, in consideration for contributions-in-kind granted to the Company and comprised of equity securities or securities giving access to share capital.

• Delegation of authority to the Board of Directors to increase the Company’s share capital through incorporation of reserves, profits, premiums or any other amounts that may be capitalized.

• Delegation of competence to the Board of Directors to increase the share capital in favor of the members of a company savings plan.

• Authorization granted to the Board of Directors to grant options giving right to purchase shares.

• Authorization granted to the Board of Directors to allocate ordinary shares of the Company free of charge.

• Authorization granted to the Board of Directors to reduce the share capital by canceling shares.

• Division of nominal value of shares of the Company’s by two.

• Powers to effect formalities.

• Modification of the bylaws to delete to provision limiting shareholders’ voting rights (resolution presented by shareholders and not approved by the Board of Directors).

HOW TO TAKE PART

Every shareholder, regardless of the number of shares that it holds, is entitled to attend GROUPE DANONE’s General Meeting of Shareholders, to be represented there by a proxy, or to vote before the meeting by mail or via the Internet.

GROUPE DANONE offers the possibility of sending it your instructions via the Internet before the General Meeting of Shareholders (1). Hence this possibility is an additional way in which shareholders can participate, and by using a specific secure Internet site they can benefit from all possibilities available in the voting form: requesting an admission ticket, voting by mail, or issuing a proxy form to the President, to their spouses or to another shareholder, whether an individual or a legal entity.

Access to the site is protected by an identifier and a password. Signature by means of electronic certificate constitutes an additional security factor in expressing your choices. Finally, the data exchanges are encrypted to guarantee the confidentiality of your vote.

If you would like to use this new approach for transmitting your instructions, please follow the recommendations made below, in the section called “Transmission of your instructions by Internet”. Otherwise, kindly refer to the section called “Transmission of your instructions by using the paper form”.

A. TRANSMISSION OF YOUR INSTRUCTIONS BY INTERNET

GROUPE DANONE offers shareholders the possibility of voting by Internet before the General Meeting of Shareholders, under the following conditions:

- Registered shareholders:

- The holders of registered shares will receive a notice letter informing them, in particular, of the identifier number and of the password. If they would like to vote via the Internet, that identifier will enable them to access the secured site dedicated for the General Meeting of Shareholders. The shareholder will then have to follow the indications appearing in the screen.

- Bearer shareholders:

- The holders of bearer shares wishing to vote via the Internet before the General Meeting of Shareholders must contact their financial broker (bank, savings bank, or any other establishment managing their securities account containing their GROUPE DANONE shares), and ask it to issue a certificate attesting to their share ownership (for the number of securities indicated by the shareholder) until the meeting date). Such shareholders will also have to inform the broker of their e-mail address (a specific form appears at the end of this notice, on page 29).

The account-keeping establishment will transmit the certificate, including the shareholder’s e-mail address, to LAZARD FRERES BANQUE, GROUPE DANONE’s agent, which will send a copy to BNP Paribas Securities Services, the manager of the Internet voting site, before the General Meeting of Shareholders. That e-mail address will be used by the manager to provide the shareholder with an identifier as well as with a password enabling him to connect to the secure site dedicated to voting before the General Meeting of Shareholders. The shareholder will then have to follow the instructions appearing in the screen.

The secure site dedicated to voting prior to the General Meeting of Shareholders will be open on April 6, 2007, at the latest.

The possibility of voting by Internet before the General Meeting of Shareholders will end on the day before the meeting at 3 p.m., Paris, France, time. To avoid bottlenecks on the dedicated Internet site, shareholders are advised not to wait until the day preceding the meeting to vote.

Address of the site dedicated to the General Meeting of Shareholders: http://gisproxy.bnpparibas.com

1 Shareholders cannot vote via the Internet during GROUPE DANONE’s General Meeting of Shareholders

B. TRANSMISSION OF YOUR INSTRUCTIONS USING THE PAPER FORM

1. Advance formalities for taking part in GROUPE DANONE’s General Meeting of Shareholders

In accordance with article 136 of decree n° 67-236 of March 23, 1967 ratified by decree n° 2006-1566 of December 11, 2006, to attend this meeting personally, to be represented there or to vote by mail, you must prove your shareholder status by the registration of the shares in an account in your name or the name of the representative registered on your behalf on the third day before the meeting date at midnight, Paris time:

– for your registered shares, you should be entered in a registered share account of the Company maintained by its agent, LAZARD FRERES BANQUE on the third day before the meeting at midnight,

– with respect to your bearer shares, have your financial broker (bank, savings bank, or any other establishment managing your securities account containing your GROUPE DANONE shares) as your only interlocutor. It constitutes the sole liaison between you and the Company. You must first request it for a certificate of share ownership. At least three days before the date of the General Meeting of Shareholders, your financial broker will provide this certificate to the Company (GROUPE DANONE Direction Droit des Sociétés, 15 Rue du Helder -75439 PARIS Cedex 09) or its agent, LAZARD FRERES BANQUE, 121 Boulevard Haussmann, 75008 PARIS.

2. To use the paper form (form for voting by mail or by proxy)

– If you haven’t received the convocation file

You may request by mail a proxy voting form (the “Form”) to LAZARD FRERES BANQUE, 121 Boulevard Haussmann, 75008 PARIS or to the Company (GROUPE DANONE Direction Droit des Sociétés, 15 Rue du Helder – 75439 PARIS Cedex 09).

– To be honored, your Form request must be received by LAZARD FRERES BANQUE, or by the Company (at the address mentioned in the previous paragraph), at least six days before the meeting date.

– You Form, duly completed, will have to reach the said financial establishments or the Company’s head office at least three days before the meeting date.

– If you own bearer shares, your Form will be effective only if the certificate attesting to your shareholding has been received by the said financial establishments or by the Company at least three days before the date set for the General Meeting of Shareholders.

– No shareholder voting by mail will be able to participate directly in the Meeting or to be represented there by virtue of a power of attorney.

3. Procedures for participating in the GROUPE DANONE General Meeting of Shareholders

Follow one of the options below:

A. If you would like to attend the General Meeting of Shareholders personally

- if your shares are bearer shares:

You must request an admission ticket, which is required for admission to the General Meeting of Shareholders and to vote there, by:

– checking box A at the top of the voting form,

– returning that form duly completed and signed as soon as possible to the financial broker handling your securities account, which will forward your request and prepare the above-mentioned certificate of shareholding. A certificate is also delivered to any shareholder who would like to physically participate at the meeting and who has not received the admission ticket by the third day before the meeting date at midnight, Paris time.

– If your securities are registered:

You may request an admission ticket that will enable you to enter the meeting room more quickly, by returning the voting form in the enclosed envelope, after having checked box A.

B. If you do not wish to attend the meeting but prefer to vote by mail or to be represented there

After checking box B, you must:

– complete and sign the form for voting by mail or by proxy,

– and return it duly completed and signed:

- if your shares are bearer shares, to the financial broker managing your securities account, which will forward the said document together with the certificate of shareholding that it will issue;

- if your securities are registered shares, to the LAZARD FRERES BANQUE, 121 Boulevard Haussmann, 75008 PARIS, by using the enclosed T envelope.

Votes cast by mail with be taken into account only in connection with forms that are duly completed and reach LAZARD FRERES BANQUE or the Company’s registered office at least three days before the meeting date.

Anybody wishing to represent a shareholder at the General Meeting of Shareholders must himself or herself be an eligible shareholder, his or her spouse, or his or her legal representative.

Notice for this General Meeting pursuant to article 130 of decree 67-236 of March 23, 1967 was published in the Bulletin des Annonce Légales Obligatoires of March 7, 2007, number 29, notice 0702378.

4. If you would like to transfer your shares after voting electronically, send a power or request an admission ticket or a certificate of shareholder before the General Meeting.

Pursuant to article 136 of decree n° 67-236 of March 23, 1967 ratified by decree n° 2006-1566 of December 11, 2006, all shareholders may transfer all or part of their shares:

- if you transfer all or part of your shares before the third day before the meeting date at midnight, Pars time, the Company will invalidate or modify, according to the circumstances, the electronic vote, the power, the admission ticket or the certificate of shareholding. The financial broker managing your account will notify the Company or LAZARD FRERES BANQUE of the transfer and transmit to them the necessary information,

- if you transfer all or part of your shares after the third day before the meeting date at midnight, Paris time, the financial broker managing your account and the Company do not need to be notified of this transfer, and you may therefore participate in the meeting in the manner you choose.

HOW TO COMPLETE YOUR FORM?

A	YOU WOULD LIKE TO ATTEND THE MEETING IN PERSON:

•	Check box A
•	Date and sign box Z at the bottom of the form

B	YOU CANNOT ATTEND THE MEETING AND WOULD LIKE TO VOTE BY MAIL OR BY PROXY:

•	Check box B
•	Choose one of the three options (only one option from the following three):

1) Proxy to the Chairman of the General Meeting of Shareholders (1st option)

2) Voting by mail (2nd option)

3) A proxy form issued to a person (your proxy) who will attend the meeting (3rd option)

•	In all cases, you must date and sign box Z at the bottom of the form.

C	IF YOU HAVE DECIDED TO GIVE YOUR PROXY TO THE CHAIRMAN OF THE GENERAL MEETING OF SHAREHOLDERS (1ST OPTION):

•	Check the box in front of “I hereby give my proxy to the Chairman of the General Meeting”
•	Make sure that you have dated and signed box Z at the bottom of the form
•	Don’t forget to check box B

D	IF YOU HAVE DECIDED TO VOTE BY MAIL (2ND OPTION):

•	Check the box in front of “Vote by post”
-	Each numbered box corresponds to the draft resolutions presented or approved by the Board of Directors and appearing in the meeting notice
-	To vote YES on the resolutions, do not blacken the corresponding boxes
-	To vote NO or to abstain (which is equivalent to voting “no”) on certain proposed resolutions, blacken the corresponding boxes individually
•	Make sure that you have dated and signed box Z at the bottom of this form
•	Don’t forget to check box B

D’	THIS BOX SHOULD BE FILLED IN ONLY IF YOU WOULD LIKE TO VOTE ON RESOLUTIONS PRESENTED BY SHAREHOLDERS BUT NOT APPROVED BY THE BOARD OF DIRECTORS

To vote, you should blacken the box corresponding to your choice.

D”	THIS BOX MUST BE FILLED IN CASE AMENDMENTS OR NEW RESOLUTIONS ARE PRESENTED DURING THE MEETING

Blacken the box corresponding to your choice.

E	YOU HAVE DECIDED TO APPOINT A PERSON AS YOUR PROXY (YOUR SPOUSE, OR ANOTHER SHAREHOLDER - AN INDIVIDUAL OR LEGAL ENTITY – WHO WILL BE PRESENT AT THE MEETING) (3RD OPTION):

•	Check the box in front of “I hereby appoint”
•	Make sure that you have dated and signed box Z at the bottom of this form
•	Don’t forget to check box B
•	In box E indicate the identity of the person - whether an individual or legal entity - who will represent you (last name, given name, address)

F	WRITE YOUR LAST NAME, GIVEN NAME AND ADDRESS HERE

If this information is already provided, please check them and correct them if necessary. If the signatory is not the shareholder, you must enter his last name, given name and his role (legal administrator, guardian, etc.)

Z	BOX TO BE SIGNED AND DATED BY ALL SHAREHOLDERS

IMPORTANT : Avant d'exercer votre choix, veuillez prendre connaissance des instructions situées au verso / *Before selecting, please see instructions on reverse side.*

A

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / *WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM*

A. ☐ Je désire assister à cette assemblée et demande une carte d'admission : dater et signer au bas du formulaire / *I wish to attend the shareholder's meeting and request an admission card : date and sign at the bottom of the form.*

B. ☐ J'utilise le formulaire de vote par correspondance ou par procuration ci-dessous, selon l'une des 3 possibilités offertes / *I prefer to use the postal voting form or the proxy form according to one of the three possibilities mentioned below.*

B

DANONE

Société Anonyme au capital de 132 117 595 €
Siège Social : 17, Boulevard Haussmann
75009 PARIS
552 032 534 RCS PARIS

ASSEMBLÉE GÉNÉRALE MIXTE

sur première convocation le mardi 18 avril 2006

Si cette assemblée ne pouvait valablement délibérer faute de quorum, elle serait à nouveau CONVOQUÉE POUR LE JEUDI 27 AVRIL 2006

COMBINED GENERAL MEETING *at first call, on Tuesday 18th April 2006*

In the event that the quorum is not reached, the General Meeting will be CALLED AGAIN ON THURSDAY 27th APRIL 2006

CADRE RÉSERVÉ / *For Company's use only*

Identifiant / *Account*

Nombre d'actions / *Number of shares* — Nominatif / *Registered* (VS / *Single vote*; VD / *Double vote*) — Porteur / *Bearer*

Nombre de voix / *Number of voting rights* :

D

☐ JE VOTE PAR CORRESPONDANCE / *I VOTE BY POST*

cf. au verso renvoi (3) / *See reverse (3)*

Je vote OUI à tous les projets de résolutions présentés ou agréés par le Conseil d'Administration à l'EXCEPTION de ceux que je signale en noircissant comme ceci ■ la case correspondante et pour lesquels **je vote NON** ou je m'abstiens.
I vote FOR all the draft resolutions approved by the Board of Directors EXCEPT those indicated by a shaded box - like this ■, for wich I vote against or I abstain.

1 ☐	2 ☐	3 ☐	4 ☐	5 ☐
6 ☐	7 ☐	8 ☐	9 ☐	10 ☐
11 ☐	12 ☐	13 ☐		

Sur les projets de résolutions non agréés par le Conseil d'Administration, je vote en noircissant comme ceci ■ la case correspondant à mon choix.
On the draft resolutions not approved by the Board of Directors, I cast my vote by shading the box of my choice - like this ■.

	Oui / Yes	Non/Abs / No/Abs		Oui / Yes	Non/Abs / No/Abs
A	☐	☐	F	☐	☐
B	☐	☐	G	☐	☐
C	☐	☐	H	☐	☐
D	☐	☐	I	☐	☐
E	☐	☐	J	☐	☐

D'

Si des amendements ou des résolutions nouvelles étaient présentés en assemblée / *In case amendments or new resolutions are proposed during the meeting*

— Je donne pouvoir au Président de l'Assemblée Générale de voter en mon nom / *I appoint the Chairman of the General Meeting to vote on my behalf* ☐

— Je m'abstiens (l'abstension équivaut à un votre contre) / *I abstain from voting (is equivalent to a vote against)* ☐

— Je donne procuration (cf. au verso renvoi 2) à M. Mme ou Mlle ______ pour voter en mon nom / *I appoint (see reverse 2) Mr, Mrs, or Miss / to vote on my behalf* ☐

D''

C

☐ JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE

dater et signer au bas du formulaire, sans rien remplir

date and sign the bottom of the form without completing it

cf. au verso renvoi (2) / *See reverse (2)*

E

☐ JE DONNE POUVOIR A :

(soit le conjoint, soit un autre actionnaire - cf. renvoi (2) au verso) pour me représenter à l'assemblée.

I HEREBY APPOINT *(you may give your PROXY either to your spouse or to another shareholder - see reverse (2)) to represent me at the above mentioned meeting.*

M., Mme ou Mlle / *Mr, Mrs or Miss*

Adresse / *Address*

ATTENTION : S'il s'agit de titres au **porteur**, les présentes instructions que vous avez données, ne seront valides que si les titres correspondants ont été immobilisés, **dans les délais prévus**, par l'établissement financier qui tient votre compte de titres.

CAUTION : *concerning bearer shares, your vote or proxy will not be counted unless these shares have been blocked from trading by the subcustodian* ***within the prescribed period.***

Nom, prénom, adresse de l'actionnaire (si ces informations figurent déjà, les vérifier et les rectifier éventuellement)
Surname, first name, address of the shareholder (if this information is already supplied, please verify and correct if necessary)
cf. au verso renvoi (1) / *See reverse (1)*

F

Pour être prise en considération, toute formule doit parvenir au plus tard :
In order to be considered, this completed form must be returned at the latest :

	Sur 1re convocation / *On 1st notification*	Sur 2e convocation / *On 2nd notification*
à la BANQUE ou à la SOCIÉTÉ / *to the Bank or to the Company*	15 avril 2006 / *15th April 2006*	24 avril 2006 / *24th April 2006*

Date et Signature
Date and Signature

I

PRESENTATION OF THE RESOLUTIONS

RESOLUTIONS WITHIN THE COMPETENCE OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS

Approval of the corporate and consolidated financial statements for fiscal year 2006 (1st and 2nd resolutions)

We are asking you to approve the annual financial statements and the consolidated financial statements for the fiscal year ending on December 31, 2006.

Appropriation of the earnings (3rd resolution)

This resolution suggests that you:

– acknowledges that the earnings for the fiscal year 2006 amount to	873,582,156.27 euros

– acknowledges that unappropriated earnings amount to	1,751,850,933.96 euros

or an amount of earnings available to allocate of	2,625,433,090.23 euros

– decides to allocate the total earnings as follows:

to dividends in the amount of	521,729,492.00 euros

to unappropriated earnings in the amount of	2,103,703,598.23 euros

The total of €521 729 492 distributed among the shareholders is eligible for the 40% allowance provided for in Article 158-3.2° of the French tax code (Code Général des Impôts) and allows the distribution of a dividend of € 2 per share. This dividend will be paid in cash on May 10, 2007.

In accordance with the provisions of Article L.225-210 of the French Commercial Code (Code de commerce), the General Meeting of Shareholders decides that the amount of the dividend corresponding to the shares held by the Company on the payment date will be allocated to the “unappropriated earnings” account.

The dividends distributed for the three previous fiscal years were as follows

Fiscal year(1)	Number of shares	Dividend distributed	Tax credit (2)/ allowance	Total dividend

2003	267 350 986	1.225	0.6125	1.8375

2004	268 095 520	1.35	- (3)	1.35

2005	264 235 190	1.70	- (4)	1.70

(1)	The figures for fiscal year 2003 were recalculated to take in to account the two-for-one stock split on June 15, 2004.
(2)	The tax credit at a rate of 50% has been used for the purposes of this table.
(3)	Distribution eligible in its entirety for the 50% allowance.
(4)	Distribution eligible in its entirety for the 40% allowance.

Approval of the agreements referred to in the special report of the Statutory Auditors (4th resolution)

We request that you approve the agreements referred to in the Auditors’ special report concerning the agreements mentioned in article L. 225-38 of the Code of Commerce.

Board of Directors (5th, 6th and 7th resolutions)

We request you to be so kind as to renew for the statutory duration, namely three years, the terms as directors of Mr. Franck Riboud and Mr. Emmanuel Faber.

Additionally, we request that you to be so kind as to ratify the cooption of Mr. Namosa Tsuritani, as decided by the Board of Directors in its February 14, 2007 meeting, to replace Mr. Hirokatsu Hirano, the resigning director, for the rest of his term, until the end of the meeting convened to approve the financial statements for the fiscal year ending 2007.

Authorization granted to the Board of Directors to purchase GROUPE DANONE shares (8th resolution)

It seems appropriate for the Board to hold the powers required to effect purchases of the Company’s shares.

Hence we request you to authorize the Board to purchase, hold or transfer Company shares in a share repurchase program subject to the provisions set forth in articles L. 225-209 et seq. of the Code of Commerce as well as in European Regulation n° 2273/2003 of December 22, 2003, implementing European Directive n° 2003/6/EC of January 28, 2003.

The purchase of the Company’s shares may be executed for the purpose of:

—	the allocation of options for the purchase of shares to the Group’s employees and officers (mandataires sociaux),

—	the free allocation of shares to employees and/or officers (mandataires sociaux),

—	the delivery of securities upon the exercise of rights attached to securities giving right to share capital of the Company,

—	holding or delivery for payment or exchange in connection with external growth transactions, or

—	the cancellation of shares, within the maximum legal limit.

These operations may be carried out at any time, including during a public offering period. The maximum number of shares that may be purchased due to this authorization may not exceed 10% of the total number of shares comprising the share capital (for example, and excluding the shares already held by the Company, 26,086,474 shares at December 31, 2006, representing a maximum theoretical amount that may be purchased of €4,173,835,840) at a maximum purchase price of €160, subject to adjustments relating to possible transactions in connection with the Company’s capital.

This authorization will be granted for a period of eighteen months from the present General Meeting of Shareholders.

Danone.communities Project (9th resolution)

1 The Danone.communities context

in order to pursue its mission “to bring health through nutrition to the most people”, and in the context of the realization of its double economic and social project, the Company wanted to initiate a social approach on a global level centered around the creation of a development fund with a social purpose for companies, called danone.communities.

2. Objective of danone.communities

The objective of danone.communities shall be to assist and accompany the development of companies with a social purpose and an objective for high results and whose primary vocation is the maximization of social objectives and not of profit.

The danone.communities project will be related to the Company’s business domains which will allow it to offer and develop its knowledge and experience. The investments will be centered around projects with a strong social impact, which is consistent with Groupe Danone’s mission.

The first project responding to these criteria has already been set up in Bangladesh in partnership with the micro-credit bank, Grameen Bank, and its founder Mr. Muhammad Yunus, Nobel Peace Prize Laureate.

3. Operational structure of danone.communities

Subject to the approval of the French Autorité des Marchés Financiers, danone.communities will be structured with two Organisms for Collective Investment in Securities (Organismes de Placement Collectif en Valeurs Mobilières), governed by the provisions of the French Monetary and Financial Code, the General Regulation of the French Autorité des Marchés Financiers and the French Commercial Code, which are the following:

(i) A mutual fund, Société d’Investissement à Capital Variable, “SICAV danone.communities” (hereafter referred to as SICAV). This will be a SICAV with an initial share capital of €40 000 000 whose assets will be invested principally in financial monetary instruments. The rest of the assets (a maximum of 10%) of the SICAV will be constituted of shares in risk mutual funds, Fonds Commun de Placement, described in paragraph (ii) below. As the initiator of the danone.communities, the Company will subscribe a maximum of €20 000 000 to the capital of the SICAV and the representatives of the Company will have their headquarters at the Board of Directors’ of the SICAV. The management of the SICAV will be granted to a management company registered by the AMF and belonging to a leading French financial institution. Pursuant to applicable terms, the SICAV should be registered by the AMF.

(ii) A mutual fond, Fonds Commun de Placement à Risques “FCPR danone.communities” (hereafter referred to as the FCPR). This shall be a simplified FCPR that will be held 100% by the SICAV. The assets will be constituted principally of holdings in unlisted companies located mainly in emerging countries selected in the framework of the danone.communities project. The management of the FCPR will be granted to a management company approved by the AMF, belonging to a leading financial institution and specialized in the management of these kinds of funds.

The investment projects of the FCPR will be identified and selected by a committee (the Social Innovation Committee) on which the representatives of the Company will participate.

The selected projects will then be analyzed by an internal orientation committee of the FCPR (on which the representatives of the Company will participate) and who will make a recommendation and propose it to the management company of the FCPR, the latter remains the only decision-making body for the definitive implementation of the projects.

Pursuant to applicable terms and conditions, the FCPR will be subject to the simplified procedure of a prior notice to the AMF.

According to the conditions that will be determined independently by them, a leading registered financial institution belonging to a large group of French banks, will be responsible for the marketing of the SICAV shares. To this end, it will propose to the Company’s shareholders, its employees and its consumers, and to the public, to participate in the danone.communities project. The Company’s shareholders that would like to participate may thus decide to allot all or part of the dividends distributed by the Company.

4. Financial relationship between the Company and danone.communities

The financial relationship between the Company and danone.communities falls within the following framework:

(i) the subscription of SICAV’s capital up to a €20 000 000 maximum;

(ii) the Company bears the management costs of the FCPR and certain costs concerning the promotion of the SICAV (communication on danone.communities, etc.);

(iii) the mobilization of the internal resources of the Company in the framework of conducting research, expertise, technical support missions, insofar as this mobilization is necessary and compatible with the requirements of the Company’s business;

(iv) the availability of intellectual property rights, according to the projects pursued, with the financial conditions determined on a case by case basis.

Further to subscribing to SICAV’s capital, the Company’s contributions mentioned in paragraph (ii), (iii) and (iv) above, will reach a ceiling of €1 500 000 during the first business year. The total ceiling of this contribution will be examined each year by the Board of Directors of the Company in order to identify the development of the danone.communities project.

In order to ensure that the transparence and the interest of the shareholders of the Company are preserved, the conclusion and the execution of all agreements between the Company and the two OPCVM will be:

(i) reviewed by the Statutory Auditors of the Company and this, in accordance with the terms and conditions of the Code of Commerce on regulated agreements;

(ii) examined by the Committee of Social Responsibility created by the Board of Directors of the Company.

RESOLUTIONS WITHIN THE COMPETENCE OF THE EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, with preferential subscription right of the shareholders (10th resolution)

By this resolution, you are requested to delegate to the Board of Directors, for a duration of twenty-six months, the authority to issue ordinary shares and securities giving access to share capital, with preferential subscription right, immediately or in the future.

The total amount of the authorization has a ceiling of (i) €2 billion for securities giving access to share capital (common ceiling for the 11th, 12th, 13th and 14th resolutions) and of (ii) €45 million in nominal amount for the Company’s ordinary shares to be issued (or for example, approximately 35% of the share capital), these amounts are identical to those previously authorized by the Meeting. It should be noted that the nominal amount of the Company’s ordinary shares issued directly or indirectly in accordance with the 11th, 12th, 13th and 14th resolutions will be taken into account in the €45 million ceiling.

This authorization will void and replace the 14th resolution voted by the Combined General Meeting of April 22, 2005.

Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to share capital, without preferential subscription right of the shareholders, but with the right to a priority period (11th resolution)

By this resolution, you are requested to renew the authorization granted to the Board of Directors, for a duration of twenty-six months, to issue ordinary shares or securities offering access immediately or at the end, to the Company’s capital without preferential subscription right of the shareholders and by a public share offering in France and abroad. We would like to clarify that if this authorization is used, a right to a priority period will be obligatorily granted to the existing Shareholders on all offerings.

The total amount for this authorization has a ceiling of (i) €2 billion for securities giving access to share capital (common ceiling for the 10th, 12th, 13th and 14th resolutions) and of (ii) €33 million on the nominal amount for the Company’s ordinary shares to be issued (common ceiling for the 12th, 13th, and 14th resolutions and will be included in the total ceiling of €45 million in accordance with the 10th resolution), or for example, approximately 25% of the share capital. These amounts are identical to those approved by the Combined General Meeting of April 22, 2005.

We would like to inform you that to date, in accordance with the legal conditions and applicable regulations, the offering price of the Company’s ordinary shares and securities giving access to the capital will be at least equal to the average weighted share price of the Company during the last three trading days before the determination of the price, with a possible discount of a maximum of 5%.

It should be noted that this authorization will void and replace the authorization granted by the Combined General Meeting of April 22, 2005 in its 15th resolution.

Authorization granted to the Board of Directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription right of the shareholders (12th resolution)

By this resolution, it will be proposed that the General Meeting authorize for a duration of twenty-six months, the Board of Directors to increase, for each offering decided in accordance with the two preceding resolutions, the number of securities to issue, pursuant to the terms of article L.225-1351-1 of the Code of Commerce (i.e., in the amount of 15% of the initial offering and at the same price) and under the condition that the ceiling set by these resolutions is respected.

Delegation of authority to the Board of Directors to issue equity securities and securities giving access to the Company’s share capital in the event of a public exchange offer initiated by the Company (13th resolution)

By this resolution, you are requested to renew the authorization granted to the Board of Directors, for a duration of twenty-six months, to issue equity shares or securities giving access to the Company’s capital in the event of a public exchange offer initiated by the Company.

The issuing of equity shares or corresponding securities will be achieved without preferential subscription right of the shareholders, which we ask you to waive.

The Board of Directors will determine, for each offering, the nature and characteristics of the securities to be issued, the amount of capital increase depending on the results of the offering and the number of securities of the targeted company be exchanged, taking into account the exchange ratio, and the shares or securities giving access to the capital issued. Any offering achieved in accordance with the present authorization must respect the ceiling set by the 11th resolution.

Delegation of authority to the Board of Directors to issue ordinary shares and securities giving access to the Company’s share capital, in consideration for contributions-in-kind granted to the Company and comprised of equity securities or securities giving access to share capital (14th resolution)

By this resolution, it is proposed that the General Meeting authorize the Board of Directors, for a duration of twenty-six months, within the limit of 10% of the capital of the Company, to issue ordinary shares or securities giving access to the Company’s share capital in consideration for contributions-in-kind granted to the Company and comprised of equity securities or securities giving access to share capital.

The issue of ordinary shares or of securities offering access to the share capital of the Company will be achieved without preferential subscription right of the shareholders, which we ask you to waive.

Other than the legal ceiling on 10% of the capital, the offerings achieved in accordance with this present authorization must respect the ceilings provided by the 11th resolution submitted to this Meeting.

Delegation of authority to the Board of Directors to increase the Company’s share capital through incorporation of reserves, profits, premiums or any other amounts that may be capitalized (15th resolution)

By this resolution, it is proposed that the General Meeting authorize the Board of Directors, for a duration of twenty-six months, to increase the share capital, on one or more occasions, at the times and under the conditions that it deems favorable, through the incorporation of reserves, profits, premiums or any other amounts that may be capitalized, followed by the issuance and the free allocation of shares or the increase of the nominal value of the existing ordinary shares. The total amount of the increase of share capital is fixed at €33 million, this amount being independent of the total provided in the preceding 10th and 14th resolutions.

Delegation of competence to the Board of Directors to increase the share capital in favor of the members of a company’s savings plan (16th resolution)

By this resolution, you are requested to renew the authorization granted to the Board of Directors, for a duration of twenty-six months, to increase the Company’s share capital, on one or more occasions, at the times and under the conditions that it deems favorable, through the issuance of ordinary shares or securities giving access to the Company’s ordinary shares reserved for the employees subscribing to a company savings plan of the Company and employees of companies or economic interest groups in which the Company holds, directly or indirectly, 10% of the share capital or voting rights.

The total amount of the increase of the Company’s share capital that may be achieved pursuant to this resolution may not exceed a nominal amount of €3 million. For example, this ceiling represents 2% of the share capital as at December 31, 2006, this amount being independent of the total provided in the preceding resolutions.

The issue of ordinary shares or of securities offering access to the share capital of the Company will be achieved without preferential subscription right of the shareholders, which we ask you to waive.

The discount offered under the company’s savings plan would be set at 20%, this discount being applied to the average prices quoted for the GROUPE DANONE shares on the Euronext Paris during the twenty trading sessions preceding the date of the decision setting the opening date for subscription.

Authorization granted to the Board of Directors to grant options giving right to purchase shares (17th resolution)

By this resolution, you are requested to renew the authorization granted to the Board of Directors, for a duration of twenty-six months, to grant options giving right to purchase shares of the Company’s existing shares, on one or more occasions for the benefit of (i) the personnel that it shall select among the employees of the Company, (ii) the Company’s eligible officers (mandataires sociaux) or certain members among them, (iii) the employees of companies or economic interest groups in which the Company holds, directly or indirectly, at least 10% of the share capital or voting rights, options giving right to acquire existing shares of the Company.

The total number of shares that may be acquired by the exercise of options shall not exceed 3 million of the Company’s shares. The options shall have a maximum exercise period of ten years.

Subject to legal requirements, the board of directors shall determine the exercise price for the options. This price shall not be less than 100% of the opening share prices listed on Euronext Paris during the twenty trading sessions proceeding the date on which the board of directors allocates the options.

Authorization granted to the Board of Directors to allocate ordinary shares of the Company free of charge (18th resolution)

The present authorization has the objective of authorizing the Board of Directors for a duration twenty-six months as of this meeting, to allocate new or existing shares free of charge for the benefit of the personnel that it shall select among the employees and for the benefit of eligible officers or only certain among them of the Company or of related companies according to article L.225-197-2 of the Code of Commerce.

These allocations will not affect a number of existing or new shares greater than 1 million shares (representing 0.38% of the share capital as at December 31, 2006).

In accordance with the conditions of Article L. 225-197-4 of the Code of commerce, the Board of Directors will inform the General Meeting annually in a special report of the operations achieved pursuant to the present resolution.

Authorization granted to the Board of Directors to reduce the share capital by canceling shares (19th resolution)

By this resolution, you are requested to renew the authorization granted to the Board of Directors, for a duration of twenty-six months, to reduce the share capital by canceling shares, on one or more occasions, within the limit of 10% of the share capital and during a 24 month period, all or part of the shares held by the Company or that it acquires under share purchase programs authorized by the Shareholder’s General Meeting.

Division of nominal value of shares of the Company by two (20th resolution)

Since the last two-for-one stock split of Groupe Danone’s shares decided by the Combined General Meeting of April 15, 2004, the share price of the Company has increased significantly (a cumulative increase of nearly 70%). This resulted in Groupe Danone’s share price being among the highest in the CAC 40 and Eurostoxx 50. This favorable development in the share price potentially renders the shares less accessible for individual shareholders.

A division of the nominal value of the shares by two will improve the liquidity and accessibility of the securities. Each current share will be exchanged for two new shares with a nominal value of €0.25 with the same dividend rights and the number of the Company’s shares outstanding will therefore be doubled.

As a result, we request that you approve the principle of dividing the nominal value of the shares by two and grant the Board of Directors the power to delegate, to set the date of the division and to execute all the adjustments and formalities necessary and consequently to modify the by-laws.

If you agree with the propositions of the Board of Directors, we request that you kindly show a vote of the resolutions that have been submitted to you after consulting the reports of the statutory auditors in accordance with the various applicable legal texts.

Resolution “A” proposed by minority shareholders and not approved by the Board of Directors: modification of the bylaws to delete the provision limiting shareholders’ voting rights

The investment fund Proxy Active Investors (41, rue Boissy d’Anglas – 75008 PARIS) has submitted the following draft resolution pursuant to Article L.225-105 of the French Commercial Code and Article 128 of decree no. 67-236 of March 23, 1967:

“The Board of Directors of Danone believes that the provision limiting voting rights serves to prevent a minority shareholder from artificially controlling the meeting in the event of low participation or representation at the meeting. However, the legitimate exercise of each shareholder’s voring rights at general meetings of shareholders, whatever the amount of the shareholding, should be guaranteed by the bylaws of the company and by the managers.

Relevant strategies, quality management and reliable communication should be successful in persuading shareholders to defeat potential attempts at creeping changes in control that are contrary to the interests of the company. The majority of companies in the CAC 40 do not have such restrictions and have not had a creeping change of control or removal of members of the board of directors contrary to the interests of shareholders.

Moreover, such a provision would not prevent a public tender offer but in fact restricts the representation of shareholders who support the strategy of the board of directors of DANONE in the long term.”

Recommendation of the Board of Directors concerning Resolution A

Following a request made by the shareholders1, the general meeting of shareholders must vote on a draft resolution to delete the provisions in the bylaws relating to the limitation of voting rights of shareholders at general meetings.

It is recalled that this provision provides that no shareholder may vote at a general meeting, himself or through a representative, a number of shares that he holds directly or indirectly and through powers of attorney granted to him, in excess of 6% of the total number of voting rights of the Company (this limit is 12% in the case of double voting rights).

This draft resolution has been added to the agenda of the general meeting under the letter A. The board of directors recommends voting AGAINST this resolution for the following reasons:

1.

The provision limiting voting rights was introduced into the bylaws by the board of directors on September 30, 1992 due to the low voting rate of shareholders at general meetings in order to prevent a shareholder from having a disproportionate influence, and to take control of the Company through a creeping change of control.

Today, the voting rate of shareholders at general meeting still represents only 42% of the share capital (41.94% in 2006, 42.17% in 2005).

In the absence of a provision in the bylaws limiting voting rights, this relatively low voting percentage would allow a minority shareholder with a significant percentage of the share capital to exercise a disproportionate influence at a general meeting in relation to its actual shareholding.

In such a case, the shareholder would be capable of taking control of the Company, potentially through a creeping change of control, and without launching a public offer. This provision has the function of preventing precisely such a situation. In effect, it requires a shareholder wanting to take control of the Company to launch a public offer for all of the shares of the Company.

2.	In addition, as the shareholders proposing this resolution expressly recognize, this provision does not prevent in any way the launch of public offers for all of the shares of the Company.

In effect, the General Regulations of the Autorité des marchés financiers provide for the automatic suspension of this provision at the time of the first general meeting of shareholders following the close of a public offer when the initiator, acting alone or in concert, obtains more than two-thirds of the share capital or voting rights of the Company. This principle ensures the possibility of launching a public offer. Moreover, since 1992, the Company’s bylaws have contained a provision to this effect (they provide for the suspension of the provision limiting shareholders’ voting rights at general meetings in the event that one or more shareholders hold two-thirds of the share capital of the Company).

[1]

Including Sicav Proxy Active investors, together representing over 0.65% of the share capital of the Company and thus satisfying the minimum shareholding requirement under applicable regulations for submitting a draft resolution.

3.

The utility of a provision limiting voting rights is further illustrated by the fact that other companies in the CAC 40 have introduced similar mechanisms in their bylaws, which are currently still in effect.

4.

In addition, and contrary to the position of the authors of the draft resolution, such a provision does not have the effect of restricting the representation of a shareholder in the share capital of the Company. In this regard, it is important to note that the principal shareholders of the Company have never desired or requested the deletion of this provision.

For these reasons, the Board, after deliberation, considers that this provision of the bylaws protects the shareholders, ensuring them the best value for their shares and is in their interests.

DRAFT RESOLUTIONS PRESENTED TO THE COMBINED GENERAL MEETING

I – RESOLUTIONS WITHIN THE COMPETENCE OF THE ORDINARY GENERAL MEETING

FIRST RESOLUTION

(Approval of the statutory financial statements for the fiscal year ended December 31, 2006)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the report of the board of directors as well as the reports of the statutory auditors on the statutory financial statements, hereby approves the statutory financial statements for the fiscal year ended December 31, 2006, which include the balance sheet, the income statement and the annex, as presented, as well as the transactions reflected in the statutory financial statements and summarized in the reports.

SECOND RESOLUTION

(Approval of the consolidated financial statements for the fiscal year ended December 31, 2006)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the report of the board of directors and the reports of the statutory auditors on the consolidated financial statements, hereby approves the consolidated financial statements for the fiscal year ended December 31, 2006, which include the consolidated balance sheet, income statement and the notes, as presented, as well as the transactions reflected in the consolidated financial statements and summarized in the reports.

THIRD RESOLUTION

(Allocation of the earnings for the fiscal year ended December 31, 2006 and setting of the dividend at €2 per share)

The general meeting of shareholders, acting under the conditions of quorum and majority required for general ordinary meetings, having reviewed the report of the board of directors and the report of the statutory auditors:

– acknowledges that the earnings for the fiscal year 2006 amount to	873,582,156.27 euros
– acknowledges that unappropriated earnings amount to	1,751,850,933.96 euros
or an amount of earnings available to allocate of	2,625,433,090.23 euros
– decides to allocate the total earnings as follows:
to dividends in the amount of	521,729,492.00 euros
to unappropriated earnings in the amount of	2,103,703,598.23 euros

The general meeting of shareholders therefore decides to distribute a dividend of € 2 per share on May 10, 2007. The amount distributed among the shareholders is fully eligible in its entirety for the 40% allowance provided for in Article 158-3.2° of the French tax code (Code Général des Impôts), for those shareholders who may benefit from it.

In accordance with the provisions of Article L.225-210 of the French Commercial Code (Code de commerce), the general meeting of shareholders decides that the amount of the dividend corresponding to the shares held by the Company on the payment date will be allocated to the “unappropriated earnings” account.

The dividends distributed for the three previous fiscal years were as follows:

Fiscal year(1)	Number of shares	Dividend distributed	Tax credit(2)	Total dividend
2003	267,350,986	1.225	0.6125	1.8375
2004	268,095,520	1.35	-(3)	1.35
2005	264,235,190	1.70	-(4)	1.70
(1)	The figures for fiscal year 2003 were recalculated to take in to account the two-for-one stock split on June 15, 2004.
(2)	The tax credit at a rate of 50% has been used for the purposes of this table.
(3)	Distribution eligible in its entirety for the 50% allowance.
(4)	Distribution eligible in its entirety for the 40% allowance.

FOURTH RESOLUTION

(Approval of the agreements referred to in the special report of the statutory auditors)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the special report of the statutory auditors concerning the agreements referred to in Article L. 225-38 et seq. of the French Commercial Code, acknowledges the conclusions of this report and approves the agreements described referred thereto, and ensures as need be the continuation during the fiscal year of the formerly authorized conventions.

FIFTH RESOLUTION

(Renewal of the tenure of Mr. Franck RIBOUD as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, renews the tenure of Mr. Franck RIBOUD as a director for the period of three years as set in the by-laws.

Mr. Franck RIBOUD’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2009.

SIXTH RESOLUTION

(Renewal of the tenure of Mr. Emmanuel FABER as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, renews the tenure of Mr. Emmanuel FABER as a director for the period of three years as set in the by-laws.

Mr. Emmanuel FABER’s term of office will expire at the end of the ordinary general meeting called to deliberate upon the financial statements for the fiscal year 2009.

SEVENTH RESOLUTION

(Ratification of the co-optation of Mr. Naomasa TSURITANI as director)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, ratifies the co-optation of Mr. Naomasa TSURITANI as director by the meeting of the board of directors held on February 14, 2007 to replace Mr. Hirokatsu HIRANO, who is resigning as director, for the remainder of his term of office, i.e., until the end of the general meeting called to approve the accounts for fiscal year 2007.

EIGHTH RESOLUTION

(Authorization granted to the board of directors to purchase, retain or transfer the Company’s shares)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the report of the board of directors, hereby authorizes the board of directors to purchase, retain or transfer the Company’s shares, within the context of the share repurchase program, pursuant to the provisions of Articles L. 225-209 et seq. of the French Commercial Code and European Regulation n°2273/2003 of December 22, 2003 implementing European Directive n°2003/6/CE of January 28, 2003.

The purchase of the Company’s shares may be executed for the purpose of:

—

the allocation of options for the purchase of shares to the Company’s employees and officers (mandataires sociaux) as well as employees and officers of companies or economic interest groups in which the Company holds, directly or indirectly, at least 10% of the share capital or voting rights,

—	the free allocation of shares to employees and/or officers (mandataires sociaux) pursuant to Articles L. 225-197-1 et seq. of the French Commercial Code,
—	the delivery of securities upon the exercise of rights attached to securities giving right to share capital,
—	the retaining or the later delivery for payment or exchange particularly in regards to external growth transactions, or
—	the cancellation of shares, within the maximum legal limit.

Within the limits permitted by the regulation in place, the shares, as well as blocks of shares, may be acquired, sold, exchanged or transferred by any means on the stock market or over-the-counter. These means may include the use of any derivative securities, traded on a regulated market or over-the-counter market, as well as the implementation of options strategies (purchase and sale of put and call options and all related combinations thereof), provided that the means so used are pursuant to the conditions authorized by the Autorité des Marchés Financiers (AMF).

These transactions may be executed at any time, including during a public tender offer, within the limits allowed by applicable regulations.

The maximum purchase price may not be greater than 160 euros per share.

In the event of a capital increase achieved by incorporating reserves and allocating free shares or through a stock split or a reverse stock split, the prices indicated above will be adjusted by a coefficient equal to the ratio between the number of shares comprising share capital before the transaction and the number of shares existing after the transaction.

The maximum number of shares that may be purchased due to this authorization may not at any point exceed 10% of the total number of shares comprising the social capital (for example, and excluding the shares already held by the Company, 26,086,474 shares at the date of the calculation of the capital stock on December 31, 2006, representing a maximum theoretical amount that may be purchased of 4,173,835,840 euros), it being specified that this limit applies to an amount of Company capital that will be, if necessary, adjusted to take into account the operation affecting the capital stock after this meeting. The acquisitions made by the Company may in no case lead to it holding more than 10% of its capital stock, either directly or indirectly through intermediary subsidiaries.

Notwithstanding the above, the number of shares acquired by the Company to be retained and later issued for payment or exchange in an external growth transaction may not exceed 5% of its capital stock

In order to implement this authorization, full powers are granted to the board of directors, with the right to sub-delegate, to:

—	place all orders on or off the market,
—	conclude all agreements, for purposes of, among other things, the maintenance of the share purchase and sale registries,
—	file all the necessary declarations and formalities with the Autorité des Marchés Financiers (AMF) or any other authority,
—	carry out all other formalities and take generally all necessary measures.

The board of directors should notify the general meeting of shareholders of the transactions carried out in application of this resolution.

This resolution voids and replaces the authorization granted by the combined general meeting of shareholders of April 27, 2006 in its tenth resolution and is granted for an 18-month period from the date of this general meeting.

NINTH RESOLUTION

(Project danone.communities)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, and having reviewed the board of directors’ report, and considering the innovative character of the project in which the creation of societal value takes precedence over economic value:

Decides that in order to pursue its mission “to bring health through nutrition to the largest amount of people around the world”, and in the context of the realization of its double economic and social project, the Company wished to initiate a social approach on a global level centered around the creation of a development fund with a social purpose for companies, called danone.communities which has the following main operating principals:

(i)	danone.communities is a financing structure, aiming at favoring the development of profitable companies whose primary vocation is the maximization of social objectives and not that of their profit.

(ii)	danone.communities will concentrate its investments in projects with a strong social impact, which is coherent with Groupe Danone’s mission.

(iii)

Subject to the French Autorité des Marchés Financiers’s consent, danone.communities will be structured with two Organisms for Collective Investment in Securities (Organismes de Placement Collectif en Valeurs Mobilières), governed by the provisions of the French Monetary and Financial Code, the General Regulation of the French Autorité des Marchés Financiers and the French Commercial Code, which are the following:

-	A mutual fund (SICAV), whose assets will be primarily invested in cash financial instruments, and

-	A mutual fund (FCPR) controlled by the SICAV, which will hold principally interests in the companies selected in the context of the danone.communities project

(iv)	This structure will be financially and administratively independent from the Company.

(v)	As the initiator of this project, the Company will subscribe as a minority holder to SICAV’s capital, and will be represented on its board of directors.

(vi)

The conclusion and the execution of all agreements between the Company and these two OPCVM danone.communities will be subject to the Company’s statutory auditors pursuant to the provisions of the French Commercial Code on regulated agreements.

(vii)

According to terms independently determined by them, leading financial institutions will be responsible for the marketing of the SICAV shares and, to this end, will propose to the Company’s shareholders, its employees and its consumers, and to the public, to participate in the danone.communities project. The Company’s shareholders that wish to participate may thus decide to allot all or part of the dividends distributed by the Company.

2.	Approves the subscription by the Company to SICAV danone.communities shares.

II - RESOLUTIONS WITHIN THE COMPETENCE OF THE EXTRAORDINARY GENERAL MEETING

TENTH RESOLUTION

(Delegation of authority to the board of directors to issue ordinary shares and securities giving access to the Company’s share capital, with preferential subscription right of the shareholders)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings and in accordance with Articles L. 225-129 to L. 225-129-6, L. 228-91 and L. 228-92 of the French Commercial Code, having reviewed the board of directors’ report and the special report of the statutory auditors and acknowledged that the share capital is fully paid up, delegates to the board of directors the authority to decide on the issuance of, on one or more occasions, in the proportions and periods that it deems favorable, in France and abroad, either in euros or any foreign currency, and with the maintenance of the preferential subscription right of the shareholders, (i) ordinary shares of the Company and (ii) securities giving access by any means to the Company’s share capital.

The securities giving access to the Company’s share capital thereby issued may consist of debt securities or be combined with the issuance of such securities or allow their issuance as intermediate securities. They may take on the form of subordinated or unsubordinated securities, with or without a fixed term, and issued in either euros or a foreign currency.

The board of directors may, within legal limits, delegate to the Managing Director (directeur général), or with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués), the authority that is delegated to it pursuant to this authorization.

a) The maximum increase in the Company’s share capital resulting from all issuances realized either immediately and/or in the future pursuant to this delegation is fixed at an amount of €45 million, it being specified that the nominal amount of ordinary shares issued under the 11th, 12th, 13th, and 14th resolutions of this meeting will be applied to this maximum amount.

It is noted that the limit indicated in paragraph (a) above is determined without having taken into account the nominal value of the ordinary shares of the Company to be issued, if applicable, pursuant to the adjustments made in order to protect the interests of the holders of rights attached to securities giving access to the Company’s share capital, in accordance with applicable legal and regulatory provisions and contractual stipulations.

b) All of the issuances of securities representing debt giving access to the Company’s share capital carried out by virtue of this delegation shall not exceed a limit of €2 billion in nominal value (or the exchange value of this amount for an issuance in a foreign currency or monetary unit determined by reference to several currencies); this limit is the same for all of the issuances of securities representing debt giving access to the Company’s share capital, which may be carried out by virtue of the delegations granted in the 11th, 12th, 13th, and 14th resolutions submitted to this general meeting, but is different from the limit of €4 billion for the issuance of debt securities outlined in the 11th resolution of the general meeting of April 27, 2006.

In calculating the limit set forth in paragraph (b) above, the exchange value in euros of the nominal value of securities representing debt and giving access to the Company’s share capital issued in foreign currencies shall be determined on the date of the issuance.

Shareholders may exercise, in accordance with the provisions of the law, their preferential subscription right on a pro rata basis (droit préférentiel de souscription à titre irréductible). The board of directors may furthermore grant to shareholders the right to subscribe to securities in addition to those to which they are entitled as a matter of law, in proportion to their subscription rights and, in any case, limited to the number of securities requested (droit préférentiel de souscription à titre réductible).

According to Article L. 225-134 of the French Commercial Code, if the amount of subscriptions exercised as a matter of law on a pro rata basis and, if applicable, by request as described above, does not attain the amount of the entire issuance of ordinary shares or of securities giving access to the Company’s capital, the board of directors may use, at its option and in the order it finds most favorable, one or more of the following options:

—	limit the issuance to the amount of subscriptions received, provided this amounts to at least three-quarters of the approved issuance,
—	allocate at its discretion all or part of the non-subscribed securities,
—	offer to the public all or part of the non-subscribed securities.

The general meeting acknowledges that this delegation entails de jure the waiver by the shareholders of their preferential subscription right to the Company’s ordinary shares, to which the securities that would be issued on the basis of this delegation would give right, for the benefit of the holders of securities giving access to the Company’s share capital and issued by virtue of this delegation.

The board of directors shall have the necessary powers to carry out this resolution, determine the conditions of the issuance, to record the resulting increases in share capital, and to proceed with, as necessary, any adjustments to take into account the impact of the transactions on the Company’s share capital, determine the terms and conditions according to which the preservation of the rights of the holders of securities giving access to the Company’s share capital shall be ensured, in accordance with applicable legal, regulatory and contractual provisions, amend the by-laws accordingly, charge the fees and expenses to the issue premium and take generally all necessary measures.

The board of directors will set the issuance price of the ordinary shares or the securities giving access to the Company’s share capital. The sum received immediately by the Company, increased, if applicable, by the sum that may be received at a later date by the Company, shall be at least equal to the nominal value for each ordinary share issued.

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 22, 2005 in its 14th resolution.

ELEVENTH RESOLUTION

(Delegation of authority to the board of directors to issue ordinary shares and securities giving access to share capital, without preferential subscription right of the shareholders, but with the right to a priority period)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings and in accordance with Articles L. 225-129 to L. 225-129-6, L. 225-135, L. 228-91 and L. 228-92 of the French Commercial Code, having reviewed the board of directors’ report and the special report of the statutory auditors and acknowledged that the share capital is fully paid up, delegates authority to the board of directors to decide on the issuance, on one or more occasions, in the proportions and periods that it deems favorable, in France and abroad, either in euros or any foreign currency, through a public offering of (i) ordinary shares of the Company and (ii) securities giving access to the Company’s share capital.

The general meeting decides to waive the preferential subscription right of the shareholders to these ordinary shares and securities giving access to the Company’s share capital to be issued with the understanding that the board of directors will be obliged to give to shareholders a right of priority to the totality of the issuance, depending on the timing and under the conditions fixed by the board of directors pursuant to the legal and regulatory dispositions. This subscription priority will not create negotiable rights but may be exercised, either with irreducible rights to subscribe or with pro rata rights to subscribe, if the board of directors decides that it is opportune.

The securities giving access to the Company’s share capital so issued may consist of debt securities or be combined with the issuance of such securities or allow their issuance as intermediate securities. They may take on the form of subordinated or unsubordinated securities, with or without a fixed term, and issued in either euros or a foreign currency.

The board of directors may, in accordance with legal limits, delegate to the Managing Director (directeur général), or with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués), the authorization that is delegated to it pursuant to this authorization.

a) The maximum increase in the Company’s share capital resulting from all issuances realized either immediately and/or in the future pursuant to this delegation is fixed at €33 million; this is the total maximum amount for the sum of all capital increases realized pursuant to the delegations granted in the 12th, 13th, and 14th resolutions submitted to this general meeting and which will be applied to the global maximum amount mentioned in paragraph (a) of the 10th resolution of this meeting.

It is noted that the limit indicated in paragraph (a) above is determined without having taken into account the nominal value of the ordinary shares of the Company to be issued, if applicable, pursuant to the adjustments made in order to preserve the interests of the holders of rights attached to securities giving access to the Company’s share capital, in accordance with applicable legal and regulatory provisions and contractual stipulations.

b) All of the issuances of securities representing debt giving access to the Company’s share capital carried out by virtue of this delegation shall not exceed a limit of €2 billion in nominal value (or the exchange value of this amount for an issuance in a foreign currency or monetary unit determined by a reference of several currencies); this limit is the same for all of the issuances of securities representing debt giving access to the Company’s share capital, which may be carried out by virtue of the delegations granted in the 10th, 12th, 13th, and 14th resolutions submitted to this general meeting, but is different from the limit of €4 billion for the issuance of debt securities outlined in its 11th resolution of the general meeting of April 27, 2006.

In calculating the limit set forth in paragraph (b) above, the exchange value in euros of the nominal value of the securities representing debt and giving access to the Company’s share capital issued in foreign currencies shall be determined on the date of the issuance.

According to Article L. 225-134 of the French Commercial Code, if the amount of subscriptions does not attain the entire amount of the issuance of ordinary shares or securities giving access to the Company’s capital, the board of directors may use, at its option and in the order it finds most favorable, one or more of the following options:

—	limit the amount of the issuance to the amount of the subscriptions received, provided this reaches at least three-quarters of the approved issuance,
—	allocate at its discretion all or part of the non-subscribed securities.

The general meeting acknowledges that this delegation entails, de jure, the waiver by the shareholders of their preferential subscription right to the Company’s ordinary shares, to which the securities that would be issued on the basis of this delegation would give right, for the benefit of the holders of securities giving access to the Company’s share capital, and issued by virtue of this delegation.

The board of directors shall have the necessary powers to implement this resolution, determine the conditions of the issuance, record the resulting increases in share capital, amend the by-laws accordingly, charge the fees and expenses to the issue premium and take generally all necessary measures. It is specified that:

- the issuance price of the ordinary shares shall be at least equal to the minimum value provided in the applicable legal and regulatory provisions at the time that this delegation is implemented, after adjustment of this amount, if necessary, to take into account the difference in the date from which the shares carry rights to the dividend. At this date, the minimum price corresponds to the weighted average price of the last three trading sessions on Euronext preceding the fixing of the subscription price and possibly subject to a 5% reduction;

-  the issuance price of the securities giving access to the Company’s share capital shall be such that the sum received immediately by the Company increased, if applicable, by the sum that may be received at a later date by the Company for each ordinary share issued as a result of the issuance of securities shall be at least equal to the amount set forth in the preceding paragraph after adjustment, if necessary, of this amount to take into account the difference in the date from which the shares carry rights to dividends.

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 22, 2005 in its 15th resolution.

TWELFTH RESOLUTION

(Authorization granted to the board of directors to increase the number of securities to be issued in the event of a capital increase with or without preferential subscription right of the shareholders)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the board of directors’ report and the special report of the statutory auditors, and acting in accordance with Article L. 225-135-1 of the French Commercial Code, authorizes the board of directors to decide to increase the number of securities to be issued, for any issuance approved by virtue of the above 10th and 11th resolutions, and for the same price, in accordance with the conditions of the above-mentioned Article L. 225-135-1 and in compliance with the limits provided in the aforementioned resolutions.

The board of directors may delegate, in accordance with legal provisions, the power granted to it pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 22, 2005 in its 16th resolution.

THIRTEENTH RESOLUTION

(Delegation of authority to the board of directors to issue equity securities and securities giving access to the Company’s share capital in the event of a public exchange offer initiated by the Company)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the board of directors’ report and the special report of the statutory auditors, and acting in accordance with Articles L. 225-129 to L. 225-129-6, L. 225-148 and L. 228-91 and L. 228-92 of the French Commercial Code, delegates to the board of directors the authority to decide on the issuance of the Company’s ordinary shares or securities giving access, by any means, immediately or after a period of time, to existing ordinary shares or shares to be issued by Company, in consideration for securities tendered in a public exchange offer initiated by the Company in France or outside of France, according to local law, for another company’s securities which are listed on one of the regulated markets provided in the above-mentioned Article L. 225-148, and decides, to the extent necessary, to waive the shareholders’ preferential subscription right to the shareholders and ordinary shares to be issued for the benefit of the holders of these securities.

The general meeting of shareholders acknowledges that this delegation entails, de jure, the waiver by the shareholders of their preferential subscription rights to the Company’s ordinary shares, to which the securities that will be issued pursuant to this delegation may give right, for the benefit of the holders of securities giving access to the Company’s share capital issued by virtue of this delegation.

The issuances carried out pursuant to this delegation should comply with the limits set forth in the 11th resolution submitted for approval to this general meeting.

The general meeting of shareholders grants to the board of directors all necessary powers to carry out the issuances of ordinary shares and/or securities in consideration for the tendered shares pursuant to the above-mentioned public exchange offers, in particular for:

—  In the case of an issuance of securities as consideration for securities in an exchange offer (offre publique d’échange (OPE)), determine the list of securities to be exchanged, determine the conditions of the issuance, the exchange parity as well as, if applicable, the amount of cash and determine the terms of the issuance in the context of an exchange offer, or an alternative exchange or tender offer, either a single exchange offer for securities in exchange for shares and cash, or a principal public tender offer or exchange offer, together with a subsidiary exchange offer or tender offer, or any other form of public offer in conformity with the laws and regulations applicable to the such public offer.

—  Determine the dates, conditions of issuance, notably the price and effective date of new ordinary shares or, if need be, of securities giving access to the Company’s capital,

—  Record as liabilities in the balance sheet in a “transfer premium” account, in which all shareholders’ rights shall be specified, the difference between the issue price of new ordinary shares and the nominal value,

—  Impute, if the need arises, all expenses and rights incurred by such transaction to the “transfer premium” account.

The board of directors may delegate, in accordance with legal provisions, the authority granted to it pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 22, 2005 in its 17th resolution.

FOURTEENTH RESOLUTION

(Delegation of authority to the board of directors to issue ordinary shares and securities giving access to the Company’s share capital, in consideration for the contributions-in-kind granted to the Company and comprised of equity securities or securities giving access to share capital)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the board of directors’ report and the special report of the statutory auditors, and acting in accordance with Articles L. 225-129 to L. 225-129-6 and L. 225-147 of the French Commercial Code, delegates to the board of directors the authority to decide on, within the limit of 10% of the Company’s share capital, according to the report of the special auditor(s) appointed by the Chairman of the French commercial court to assess the contributions as provided in the 1st and 2nd paragraphs of the above-mentioned Article L. 225-147, the issuance of the Company’s ordinary shares or securities giving access to the Company’s share capital, in consideration for the contributions-in-kind granted to the Company and comprised of equity securities or securities giving access to share capital, when the provisions of Article L. 225-148 of the French Commercial Code are not applicable, and decides, to the extent necessary, to waive, for the benefit of the holders of these securities, the shareholders’ preferential subscription right to the ordinary shares and securities to be issued.

The general meeting of shareholders acknowledges that this delegation entails de jure the waiver by the shareholders of their preferential subscription rights to the Company’s ordinary shares, to which the securities that will be issued pursuant to this delegation may give right, for the benefit of the holders of securities giving access to the Company’s share capital issued by virtue of this delegation.

In addition to the legal limit of 10% of the Company’s share capital provided in Article L. 225-147 of the French Commercial Code, the issuances carried out by virtue of this delegation should comply with the limits set forth in the 11th resolution submitted for approval to this general meeting.

The board of directors shall have full power to implement this resolution, in particular:

-  to examine the report of the special auditor(s) appointed by the Chairman of the French commercial court (as described in the 1st and 2nd paragraphs of the above-mentioned Article L. 225-147) on his or their assessment of the contributions and the grant of certain advantages and their values,

-  to acknowledge the completion of the capital increases carried out by virtue of this delegation, amend the by-laws accordingly, carry out all necessary formalities and request all authorizations for the realization of these contributions, and to take generally all necessary measures.

The board of directors may delegate, in accordance with legal provisions, the authority granted to it pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 22, 2005 in its 18th resolution.

FIFTEENTH RESOLUTION

(Delegation of authority to the board of directors to increase the Company’s share capital through incorporation of reserves, profits, premiums or any other amounts that may be capitalized)

The extraordinary general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the board of directors’ report, and acting in accordance with Articles L. 225-129 to L. 225-129-6 and L. 225-130 of the French Commercial Code, delegates to the board of directors the authority to decide on increasing the share capital, on one or more occasions, at the times and under the conditions that it deems favorable, through the incorporation of reserves, profits, premiums or any other amounts that may be capitalized, followed by the issuance and the free allocation of shares or the increase of the nominal value of the existing ordinary shares, or any combination of these two methods.

The meeting decides that rights corresponding to fractional shares may neither be negotiable nor transferable and that the corresponding shares shall be sold. The amounts from the sale shall be distributed to the holders of the rights within the applicable legal time period.

The total amount of the increase of share capital that may be achieved, immediately or in the future, pursuant to this resolution is fixed at €33 million. This limit is set (i) without taking into account the nominal value of the Company’s ordinary shares to be issued, if applicable, in relation to the adjustments carried out in order to protect the interests of holders of rights attached to the securities that shall be issued on the basis of this delegation, in accordance with legal and regulatory requirements as well as applicable contractual provisions and (ii) independently from the limits on the share capital increases resulting from the issuances of the ordinary shares or securities giving access to the Company’s share capital as authorized in the 10th, 11th, 12th, 13th and 14th above-mentioned resolutions.

The board of directors shall have full power in implementing this resolution, particularly regarding :

—  determining the terms and conditions of the authorized transactions and particularly deciding on the amount and the nature of the reserves and premiums to incorporate into the share capital, determining the number of new shares to issue or the amount to which the nominal value of the existing shares comprising the share capital will be increased, deciding on the date (even retroactive) from which the new shares will carry right to dividends or the date on which the increase in their nominal value will take effect;

—  taking all necessary measures to protect the rights of the holders of securities giving access to the Company’s share capital on the day of the capital increase;

—  acknowledging the capital increase resulting from the issuance of shares; amending the by-laws accordingly and carrying out all necessary publicity formalities;

—  and generally taking all measures and completing all formalities required to ensure the success of each capital increase.

The board of directors may delegate, in accordance with legal provisions, the authority granted to it pursuant to this resolution to the Managing Director (directeur général) or, with his approval, to one or more Assistant Managing Directors (directeurs généraux délégués).

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 22, 2005 in its 20th resolution.

SIXTEENTH RESOLUTION

(Delegation of competence to the board of directors to increase the share capital in favor of the members of a company’s savings plan)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the board of directors as well as the special report from the statutory auditors, and acting in accordance with Articles L. 225-129-2, L. 225-129-6, L. 225-138 and L. 225-138-1 of the French Commercial Code and Articles L. 443-1 et seq. of the French Labor Code (Code du Travail), delegates to the board of directors the power to decide to increase the Company’s share capital, on one or more occasions, at the times and under the conditions that it deems favorable, through the issuance of ordinary shares or securities giving access to the Company’s ordinary shares reserved for the employees subscribing to a company savings plan of the Company and employees of companies or economic interest groups in which the Company holds, directly or indirectly, 10% of the share capital or voting rights.

The total amount of the increase of the Company’s share capital that may be achieved pursuant to this resolution may not exceed the nominal amount of €3 million. This limit is set (i) independently of and distinct from the limits set in the previous resolutions and (ii) without taking into account any adjustments carried out in order to protect the interests of the holders of the rights attached to the securities that shall be issued on the basis of this delegation.

In the context of this delegation, the general meeting decides to waive in favor of the beneficiaries, as defined above, the shareholders’ preferential subscription right to the ordinary shares or securities giving access to ordinary shares to be issued according to this resolution and to waive any right to the shares or other securities allocated free of charge on the basis of this delegation.

The general meeting decides to set the discount offered under the company’s savings plan at 20% of the average of Groupe Danone’s opening share prices listed on Euronext during the twenty trading sessions preceding the date of the decision setting the opening date for subscription.

The general meeting grants the board of directors full power in implementing this resolution, particularly in regards to:

—	determining the characteristics, the amount and terms of each issuance of shares or securities giving access to ordinary shares of the Company,
—	determining if the subscriptions may be made directly by the beneficiaries or through a collective investment undertaking,
—	determining the terms and conditions of paying up the issued securities,
—	setting the date from which the shares (and, if applicable, the securities that will be issued) will carry rights to dividends,
—	setting the opening and closing dates of the subscriptions, and deciding in general on all other conditions of each issuance,
—

at its sole discretion and if it deems necessary, charging the expenses of capital increases to the amount of the premiums associated to these increases, and deducting from this amount the sums needed to bring the legal reserve to one-tenth of the new capital after each share capital increase, and

—

taking all measures to carry out one or more increases of capital through the issuance of ordinary shares in the amount of ordinary actions that shall be subscribed, taking all measures necessary to carry out such increases, completing the successive formalities, in particular those related to the listing of the issued securities, amending the bylaws accordingly, and taking generally all necessary measures.

The board of directors may delegate, in accordance with legal provisions, the authority granted to it pursuant to this resolution to the Managing Director or, with his approval, to one or more Assistant Managing Directors.

This delegation is granted for a 26-month period as from the date of this general meeting and voids and replaces the delegation granted by the general meeting of shareholders of April 27, 2006 in its 12th resolution.

SEVENTEENTH RESOLUTION

(Authorization granted to the board of directors to grant options giving right to purchase shares)

The general meeting, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the board of directors as well as the special report of the statutory auditors, authorizes the board of directors, in accordance with Articles L. 225-177 to L. 225 186 of the French Commercial Code, to grant, on one or more occasions, for the benefit of personnel that it shall select among the employees and for the benefit of eligible officers or only certain among them of the Company and the employees of companies or economic interest groups in which the Company holds, directly or indirectly, at least 10% of the share capital or voting rights, options giving right to acquire existing shares of the Company.

The total number of shares that may be acquired by the exercise of options shall not exceed 3 million of the Company’s shares.

The options shall have a maximum exercise period of ten years.

Therefore, the general meeting gives full power to the board of directors to:

1.	Determine the categories of the beneficiaries and/or proceed with the nominative allocation of options,

2.	Set the terms and conditions of options, in particular:
—	determine the length of validity for the options according to the limits set forth above,
—

set the date(s) or the exercise periods it being understood that the board of directors shall have the possibility of (i) advancing the date(s) or the exercise periods, (ii) maintaining the exercisability of the options (iii) modifying the dates or periods in which the shares acquired from the exercise of options may not be sold or registered in bearer form,

—	provide for clauses, if any, that prohibit the immediate resale of all or part of the shares acquired by the exercise of options in accordance with applicable law and regulations,
—

if applicable, limit, suspend, restrict or prohibit the exercise of options or sale of shares acquired from the exercise of options during certain periods or as from certain events. This decision may cover all or a part of the options or shares and concern all or a part of the beneficiaries,

—	if necessary, proceed with adjustments in the number and price of the shares that may be obtained by the exercise of options according to the applicable legal and regulatory requirements.

Subject to legal requirements, the board of directors shall determine the exercise price for the options. This price shall not be less than 100% of the opening share prices listed on Euronext during the twenty trading sessions proceeding the date on which the board of directors allocates the options.

The board of directors may use this authorization, on one or more occasions, for a 26-month period as from the date of this general meeting and voids and replaces the earlier authorization granted by the combined general meeting of shareholders of April 22, 2005 in its 22nd resolution.

EIGHTEENTH RESOLUTION

(Authorization granted to the board of directors to allocate ordinary shares of the Company free of charge)

The general meeting, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the board of directors as well as the special report from the statutory auditors, in accordance with Article L. 225-197-1 et seq. of the French Commercial Code:

1.      Authorizes the board of directors, in accordance with Article L. 225-197-2 of the French Commercial Code, to allocate, on one or more occasions, ordinary shares of the Company free of charge for the benefit of personnel that it shall select among the employees and for the benefit of eligible officers or only certain among them of Groupe Danone and the employees of companies or economic interest groups.

2.      Decides that the board of directors will proceed to allocating and determining the identity of the beneficiaries to receive allocations as well as the conditions and, if the applicable, the criteria of the allocation of the shares.

3.      Decides that the allocation of shares free of charge, in accordance with this authorization may not affect a number of existing or new shares greater than 1 million shares, this amount does take into account potential adjustments that may be carried out according to the applicable legal and regulatory requirements and, if the need arises, according to the contractual stipulations providing for other types of adjustments in order to preserve the holders’ rights of to securities or other rights giving access to capital. Consequently, the general meeting authorizes, if applicable, the board of directors to increase the share capital proportionately.

4.      Decides that the allocation of shares to their beneficiaries will become final after the vesting period whose duration will be set by the board of directors. This vesting period shall not be less than the minimum period of two years and the beneficiaries must hold the said shares for a duration set by the board of directors, it being specified that the holding period may not be less than two years from the final allocation of such shares. However if the vesting period for all or a part of one or several allocations is a minimum of four years, the general meeting authorizes the board of directors not to impose any holding period for the shares considered. As necessary, it is recalled that the board of directors may set the durations of the vesting period and holding period longer than the minimum duration aforementioned.

5.      The general meeting decides, in the case of the invalidity of the beneficiary corresponding to the classification in the second or third categories provided in Article L. 341-4 of the French Social Security Code, the shares will be definitively attributed to him before the end of the remaining acquisition period. The said shares will be freely transferable on delivery.

6.      Takes action that this authorization gives shareholders the right to waiver their preferential subscription right to shares that will be issued in virtue of this resolution.

7.      Grants full power to the board of directors, within the limits set forth above, in implementing this resolution, particularly in regards to determining the conditions and, if applicable, the criteria for the allocation of ordinary shares, determining the terms and conditions of the issuances that will be carried out by virtue of this authorization as well as the dividend date of the new shares, taking into account the increase in share capital, amending the by laws accordingly, and more generally carrying out all formalities necessary for issuance, quotation and financial services of issuance of securities in virtue of this resolution and taking generally all useful and necessary measures in accordance with the laws and regulations in force.

The board of directors shall inform the general meeting every year of shareholders of the operations carried out pursuant to this resolution and in accordance with legal requirements, particularly Article L. 225-197-4 of the French Commercial Code.

The authorization is valid for a 26-month period as from the date of this general meeting, and annuls and replaces the delegation granted by the general meeting of April 22nd, 2005 in its 23rd resolution.

NINETEENTH RESOLUTION

(Authorization granted to the board of directors to reduce the share capital by canceling shares)

The general meeting of shareholders, acting under the conditions of quorum and majority required for extraordinary general meetings, having reviewed the report of the board of directors as well as the special report of the statutory auditors, and acting in accordance with Articles L. 225-209 et seq. of the French Commercial Code:

1.                authorizes the board of directors to reduce the Company’s share capital by canceling on one or more occasions, within the limit of 10% of the Company’s share capital on the date of this general meeting and by periods of 24 months, all or part of the Company’s shares that the Company holds or may acquire within the framework of the share repurchase program that was authorized by the general meeting of shareholders;

2.                decides that the excess of the repurchase price of the shares over their par value shall be charged to the “Issue Premium” account or to any other available reserve account, including the legal reserve, within the limit of 10% of the reduction of share capital achieved; and

3.                delegates full power to the board of directors, with the right of sub-delegation, in accordance with legal requirements, to carry out, acting alone, the cancellation of all shares thus acquired, to proceed with the resulting reduction of share capital, and the aforementioned deduction, as well as to modify Article 6 of the by laws accordingly.

This authorization is granted for a 24-month period as from the date of this general meeting and voids and replaces any previous authorization granted by the general meeting of April 22, 2005 in its 24th resolution.

TWENTIETH RESOLUTION

(Division of nominal value of shares of the Company by two)

The general meeting of shareholders, acting under the conditions of quorum and majority required for ordinary general meetings, having reviewed the report of the board of directors decides to reduce by two, the nominal value of the shares of the share capital, the latter remaining unchanged.

Consequently, the general meeting decides that:

—	the nominal value of the shares of the Company will be reduced from 50 to 25 centimes;
—	the number of shares outstanding of the Company circulating will be doubled;
—

the number of shares that may be obtained by the beneficiaries of share purchase options of the Company will be multiplied by two, while the per share purchase price for options set by the board of directors during the allocation of options carried out prior to the stock split, will be divided by two;

—

the maximum number of shares that may be issued or obtained during the delegations or pending authorization granted by the previous general meetings of shareholders and the present meeting, and above all in virtue of the 8th and 10th to the 18th resolutions, will be adjusted in order to take into account the division by two of the nominal value;

—

in particular, (i) the maximum purchase price set at the 8th resolution will be brought to 80 euros after the stock split, (ii) the maximum number of shares to be acquired by the exercise of purchase options granted in virtue of the 17th resolution and the maximum number of shares freely attributed to employees and authorized agents in virtue of the 18th resolution will be multiplied by two and will respectively amount to 6 million and 2 million shares.

The general meeting delegates full power to the board of directors, with the right of sub-delegation, in accordance with legal requirements, to:

—	set the effective dates of this division,
—	proceed with all adjustments made necessary by this division,
—

carry out all actions, formalities, declarations necessary for this decision and —            particularly determine the number of new shares of 25 centimes to be issued according to the number of shares of 50 centimes that exist at that date,

—	carry out the exchange of new shares with the old shares,
—

Modify Article 6 of the by-laws relative to the amount of share capital and to the nominal value of the shares as well Article 17 of the by-laws setting the number of shares of the Company that each officer owns,

—	And more generally, taking all necessary measures, directly or through an agent, to implement this decision.

TWENTY-FIRST RESOLUTION

(Powers to effect formalities)

The general meeting of shareholders gives full power to any bearer of an original, a copy or an excerpt of these minutes to make all legal and administrative formalities and carry out all filings and any publicity required by law.

RESOLUTION A

(Repeal of voting limitation – Not approved by the Board of Directors)

The general meeting of shareholders resolves to delete the paragraph in Article 26.II of the bylaws of the Company limiting the voting rights of shareholders at general meetings of shareholders to 6% for ordinary voting rights and 12% for double voting rights.

SUMMARY OF THE COMPANY’S FINANCIAL

SITUATION DURING THE PAST FISCAL YEAR

(Article 133 of decree n° 67-236 of March 23, 1967

Fiscal year 2006 again demonstrated the strength of Groupe Danone’s growth model. Organic sales growth reached 9.7%*, and trading operating margin increased by 25 basis points to 13.60%. Excluding non-current items, diluted net earnings per share increased by 17.9%.

The Group’s consolidated net sales came to €14,073 million, an increase of 8.1%. At constant scope of consolidation and exchange rates, the increase in net sales was 9.7%. Approximately 7.1% of this increase resulted from increased sales volumes, while 2.6% is attributable to an increase in prices.

The fresh dairy products segment increased by 9.2%* in terms of net sales, to €7,934 million as a result of the dynamism of four “blockbusters”—Actimel, Activia, Vitalinea and Danonino. The beverage segment increased net sales by 14.8%*, to €3,942 million. Finally, the sales made in biscuits and cereal products reached €2,197 million, an increase of 3.1%*.

A breakdown of sales by geographic region shows that the Group made 61% of its sales in Europe, 17.3% in Asia and 21.7% in the Rest of the World. The increases in sales in Europe, Asia and the Rest of the World were 5.1%*, 20.6%* and 16.0%*, respectively.

Trading operating income reached €1,914 million, an increase of 10.1% over 2005. Trading operating margin was 13.60% in 2006 compared with 13.35 in 2005 and continued to increase in 2006 for the twelfth straight year. This increase of 25 basis points (32 points at constant scope of consolidation and exchange rates), supported by valued-added innovations, productivity increases and optimization of fixed costs, occurred despite significant increases in raw materials costs and an unfavorable mix of countries.

Net income attributable to the Group for 2006 was € 1,353 million compared to € 1,464 million in 2005. This includes non-current items amounting to €159 million in 2006, corresponding principally to:

-	a gain of €148 million from the sale of sauces activities in Asia,
-	a gain of approximately €30 million from the sale of biscuits activities in New Zealand and Home and Office Delivery (HOD) water business in Canada,

-	provisions and impairment charges of approximately €170 million for Robust (Beverages in China) and the HOD water business in Europe,
-	the recognition of deferred tax assets relating to the losses generated by the HOD water business in the United States (disposed in 2005), in an amount of approximately €150 million.

In 2005, non-current items mainly included a loss of € 313 million from the disposal of the HOD water business in the United States, a gain of € 292 million from the disposal of a minority interest in the Spanish brewery company Mahou and a gain of € 473 million from the disposal of the sauces businesses in the United Kingdom and the United States.

Diluted net income per share attributable to the Group was €3.53 in 2006 compared to €5.87 in 2005. Excluding non-current items, diluted net income per share attributable to the Group increased by 17.9%, from €4.14 in 2005 to €4.88 in 2006.

Cash flow provided by operating activities before net changes in working capital increased from €1,716 million in 2005 to €1,891 million in 2006. Free cash flow, corresponding to cash flow from operating activities minus capital expenditures net of disposal, increased by 16.4% due to the combined effect of continued optimization of working capital and the increase in cash flow provided by operating activities. The increase in capital expenditures of €692 million in 2006 compared to €607 million in 2005 represents 4.9% and 4.7% of sales, respectively, which corresponds to the willingness of the Group to increase its industrial and logistical capacities in countries with high growth rates.

Net financial debt went from €372 million at December 31, 2005 to € 2, 902 million at December 31, 2006.

The performance for fiscal year 2006 illustrates the strength of the Group’s growth model and was driven by several factors: the strategic priority given to innovation, the Group’s strength in health products, leading positions in its three business segments as well as its geographic expansion.

*	At constant scope of consolidation and exchange rates.

The principal consolidated data for fiscal years 2005 and 2006 are as follows:

(in millions of euros)

	2006	2005
Net sales	14 073	13 024
Trading operating income	1 914	1 738
Trading operating margin	13.60%	13.35%

Other operating (expense) income	(40)	(32)
Operating income	1 874	1 706

Cost of net debt	(37)	(101)
Other financial (expense) income	(31)	(9)
Income taxes	(360)	(473)
Income from consolidated companies	1 446	1 123

Net income (loss) of affiliates	(40)	44
Net income from discontinued operations	154	504

Net income	1 560	1 671
attributable to the Group	1 353	1 464
attributable to minority interests	207	207

Diluted net income per share attributable to the Group (in euros)	5.53	5.87
Diluted trading net income per share attributable to the Group (in euros)	4.88	4.14

Cash flow provided by operating activities before net changes in working capital	1 891	1 716
Capital expenditures	692	607

Net debt	2 902	3 572
Shareholders’ equity (including minority interests)	6 069	5 621
Debt ratio	48%	64%

The Group’s net sales break down as follows:	2006	2005	Increase*
(in millions of euros)

BY SECTOR
Fresh Dairy Products	6 934	7 184	+ 9.2%
Beverages	3 942	3 473	+ 14.8%
Biscuits and Cereal Products	2 197	2 367	+ 3.1%
Group	14 073	13 024	+ 9.7%

BY REGION
Europe	8 582	8 179	+ 2.8%
Asia	2 429	2 235	+ 12.9%
Rest of World	3 062	2 610	+ 15.6%
Group	14 073	13 024	+ 6.7%

* At constant scope of consolidation and exchange rates

The Group’s current operating profit breaks down as follows:
(in millions of euros)	2006	2005	trading operating margin 2006	trading operating margin 2005
BY SECTOR
Fresh Dairy Products	1 109	965	14.0%	13.4%
Beverages	504	448	12.8%	12.9%
Biscuits and Cereal Products	301	325	13.7%	13.7%
Group	1 914	1 738	13.60%	13.35%

BY REGION
Europe	1 295	1 204	15.1%	14.7%
Asia	244	239	10.0%	10.7%
Rest of World	375	295	12.2%	11.3%
Group	1 914	1 738	13.60%	13.35%

The net income posted by GROUPE DANONE, the Group’s parent company, as determined by the Board of Directors on February 14, 2007, amounted to €874 million for fiscal year 2006.

The Board of Directors has decided to put a proposal to the General Meeting of Shareholders to be held on April 26, 2007, to set the dividend at € 2.0 per share for fiscal year 2006, an increase of 17.7% from the amount paid for fiscal year 2005. The dividend of € 2.0 will be paid solely in cash as of May 10, 2007, the date of coupon detachment.

FINANCIAL RESULTS FOR THE LAST FIVE FISCAL YEARS OF THE GROUPE DANONE PARENT COMPANY

	2002	2003	2004(1)	2005	2006
CAPITAL AT THE END OF THE FISCAL YEAR
Share capital (in euros)	137 335 122	134 975 493	134 047 760	132 117 595	130 432 373
Number of shares issued	137 335 122	134 975 493	268 095 520	264 235 190	260 864 746
Number of convertible bonds:
Nominal value: 197 euros	5 076 142	3 169 831	3 166 081	353 887	-

(in million of euros)
FISCAL YEAR TRANSACTIONS AND EARNINGS
Net sales before tax	131	110	140	132	228
Income before tax, depreciation and provisions	2 541	134	448	885	394
Income tax	105	111	92	196	226
Income after tax, depreciation and provisions	2 120	191	423	810	874
Amount of distributed profits	316	328	362	449	522

(in euros)
EARNINGS PER SHARE
Income after tax, but before depreciation and provisions	19.27	1.82	2.01	4.09	2.38
Income after tax, depreciation and provisions	15.44	1.42	1.58	3.07	3.35
Dividends per share	2.06	2.30	2.45	1.35	1.70

EMPLOYEES
Average staff during the fiscal year	637	720	711	713	673
Payroll amount (in millions of euros)	87	96	100	98	99
Amounts paid as benefits (social security, social works, etc.)
(in million of euros)	32	36	44	46	50

* The nominal value (par value) of the share was divided in two in June 2004.

DANONE A société anonyme with a share capital of 132 117 595 euros Registered office in Paris 9ème: 17 boulevard Haussmann Paris Trade and Companies Register number 592 032 534	TO BE RETURNED TO YOUR ACCOUNT- KEEPING ESTABLISHMENT BEFORE APRIL 23, 2007

VOTING BY INTERNET

BEFORE THE COMBINED GENERAL MEETING

TO BE HELD ON APRIL 26, 2007

REQUEST FOR IDENTIFIER AND PASSWORD FOR SHAREHOLDERS HOLDING BEARER SHARES

I, the undersigned,

LAST NAME

(Mr., Mrs. or Ms., or corporate name)

First name:

Full address:                    N°                                                             Street

Postal code	City

Owner of                                                                               bearer shares entered in an account at (1)

E - mail address:                                                                                                                 @

request you to ask GROUPE DANONE to send me an identifier number to the e-mail address above for Internet voting before the Combined General Meeting called for Tuesday, April 18, 2006, with likely postponement to Thursday, April 26, 2007.

Signed in                              on                                               2007

(signature)

(1) Bearer shareholders will kindly indicate the name and address of the establishment responsible for managing their securities.

NB: it is essential for bearer shareholders to send their request for an identifier, not to the Company, but rather to the establishment responsible for managing the said securities.

The reason is that the request for the said identifier must be accompanied by a certificate from the said establishment attesting to share ownership.

REQUEST FOR ADDITIONAL INFORMATION

Pursuant to article 138 of decree n° 67-236 of March 23, 1967, any shareholder, beginning from the time of issuance of the notice for the meeting and until the fifth day before the meeting, may request the Company to send the documents provided for in articles 133 and 135.

If you would like to receive the said documents, kindly return the form below to us. We will send you the said items, with the exception of those that were attached to the proxy form.

We also inform you that shareholders holding registered shares may, by a single request, obtain the above-mentioned documents, which will be established on the occasion of each subsequent shareholders’ meeting.

*

*            *

Any information concerning this meeting may be requested from GROUPE DANONE Direction Droit des Sociétés - 15 Rue du Helder - 75439 PARIS Cedex 09 - Telephone: 01 44 35 21 16. Fax: 01 44 35 26 95

*

*            *

Shareholder’s “Green Number”: 0300 320 323 (Free call)

(cut here)

____________________________________________________________________________________________________________________

Request to be sent to:	GROUPE DANONE
Groupe Danone	17 boulevard Haussmann
Direction Droit des Sociétés	75009 PARIS
15, rue du Helder	www.danone.fr
75439 PARIS cedex 09

DANONE

Combined General Meeting of April 26, 2007

Mr., Mrs. or Miss

(Write in block capitals)

Full address

Holder of:

registered securities

bearer securities entered in an account at a financial intermediary request that the documents or information mentioned in articles 133 and 135 of the decree of March 23, 1967, concerning commercial companies be sent to the above address.

Signed in                     , on                                         2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: April 3, 2007	By:	/s/ ANTOINE GISCARD D’ESTAING
	Name: Title:	Antoine Giscard d’Estaing Executive Vice - President and Chief Financial Officer